SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-Q

[X]   QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
        OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended April 3, 2004

or

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
        OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 1 - 3506



GEORGIA-PACIFIC CORPORATION
(Exact Name of Registrant as Specified in its Charter)

GEORGIA   93-0432081
(State of Incorporation)   (IRS Employer Id. Number)

133 PEACHTREE STREET, N.E., ATLANTA, GEORGIA 30303
(Address of Principal Executive Offices)

(404) 652 - 4000
(Telephone Number of Registrant)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.   Yes _X_   No ___

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
     Yes _X_   No ___

As of the close of business on April 26, 2004, Georgia-Pacific Corporation had 254,953,022 shares of Georgia-Pacific Common Stock outstanding.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
Georgia-Pacific Corporation and Subsidiaries

(In millions, except per share amounts)	First Quarter 2004	2003
Net sales	$ 5,222	$ 4,438
Costs and expenses		
Cost of sales	3,965	3,521
Selling and distribution	358	305
Depreciation, amortization and accretion	244	243
General and administrative	219	191
Interest, net	197	204
Other losses, net	26	78
Total costs and expenses	5,009	4,542
Income (loss) from continuing operations before income taxes	213	(104)
(Provision) benefit for income taxes	(71)	53
Income (loss) from continuing operations	142	(51)
Income (loss) from discontinued operations, net of taxes	5	(7)
Income (loss) before accounting change	147	(58)
Cumulative effect of accounting change, net of taxes	-	28
Net income (loss)	$ 147	$ (30)

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) (Continued)
Georgia-Pacific Corporation and Subsidiaries
(In millions, except per share amounts)

Basic per share:		
Income (loss) from continuing operations	$ 0.56	$ (0.20)
Income (loss) from discontinued operations, net of taxes	0.02	(0.03)
Income loss before accounting change	0.58	(0.23)
Cumulative effect of accounting change, net of taxes	–	0.11
Net Income (loss)	$ 0.58	$ (0.12)
Diluted per share:		
Income (loss) from continuing operations	$ 0.55	$ (0.20)
Income (loss) from discontinued operations, net of taxes	0.02	(0.03)
Income (loss) before accounting change	0.57	(0.23)
Cumulative effect of accounting change, net of taxes	–	0.11
Net income (loss)	$ 0.57	$ (0.12)
Shares (denominator):		
Weighted average shares outstanding	253.5	250.1
Dilutive securities:		
Options	3.9	–
Total assuming conversion	257.4	250.1

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
Georgia-Pacific Corporation and Subsidiaries

(In millions, except per share amount)	First Quarter	
	2004	2003
Cash flows from operating activities		
Net income (loss)	$ 147	$ (30)
Adjustments to reconcile net loss to cash used for operations:		
Cumulative effect of accounting change, net of taxes	-	(28)
Other loss, net	26	79
Depreciation, amortization and accretion	256	261
Deferred income taxes	(46)	(59)
Increase in receivables	(325)	(162)
Increase in inventories	(170)	(99)
Increase in accounts payable	101	8
Change in other working capital	50	(11)
Change in taxes payable/receivable	-	(23)
Change in other assets and other long-term liabilities	(91)	18
Other	4	21
Cash used for operations	(48)	(25)
Cash flows from investing activities		
Property, plant and equipment investments	(109)	(123)
Net proceeds from sales of assets	7	1
Other	(6)	(9)
Cash used for investing activities	(108)	(131)
Cash flows from financing activities		
Repayments of long-term debt	(1,304)	(2,776)
Additions to long-term debt	940	3,132
Fees paid to issue debt	-	(38)
Fees paid to retire debt	(18)	-
Net decrease in bank overdrafts	(6)	(99)
Net increase (decrease) in short-term debt	570	(10)
Proceeds from option plan exercises	34	–
Cash dividends paid ($0.125 per share)	(32)	(31)
Cash provided by financing activities	184	178
Increase in cash	28	22
Balance at beginning of period	51	42
Balance at end of period	$ 79	$ 64

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)
Georgia-Pacific Corporation and Subsidiaries

(In millions, except shares and per share amounts)	April 3, 2004	January 3, 2004
ASSETS		
Current assets		
Cash and equivalents	$ 83	$ 51
Receivables, less allowances of $32 and $36, respectively	1,663	1,542
Inventories	1,915	1,848
Deferred income tax assets	117	117
Net assets held for sale	1,799	1,496
Other current assets	280	301
Total current assets	5,857	5,355
Property, plant and equipment		
Land, buildings, machinery and equipment, at cost	17,816	17,758
Accumulated depreciation	(9,392)	(9,176)
Property, plant and equipment, net	8,424	8,582
Goodwill, net	7,465	7,484
Intangible assets, net	702	716
Other assets	2,239	2,268
Total assets	$ 24,687	$ 24,405

CONSOLIDATED BALANCE SHEETS (Unaudited) (Continued)
Georgia-Pacific Corporation and Subsidiaries

(In millions, except shares and per share amounts)	April 3, 2004	January 3, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Secured borrowings and other short-term notes	$ 1,259	$ 689
Current portion of long-term debt	1,248	789
Accounts payable	1,417	1,404
Accrued compensation	213	244
Net liabilities held for sale	448	395
Other current liabilities	1,208	1,107
Total current liabilities	5,793	4,628
Long-term debt, excluding current portion	8,236	9,074
Other long-term liabilities	3,713	3,826
Deferred income tax liabilities	1,423	1,483
Commitments and contingencies (Note 12)		
Shareholders' equity		
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Junior preferred stock, no par value; 25,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, par value $0.80; 400,000,000 shares authorized; 254,562,000 and 252,980,000 shares issued and outstanding	203	202
Additional paid-in capital	3,529	3,473
Retained earnings	1,711	1,596
Long-term incentive plan deferred compensation	(1)	(1)
Accumulated other comprehensive income	80	124
Total shareholders' equity	5,522	5,394
Total liabilities and shareholders' equity	$ 24,687	$ 24,405

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)
Georgia-Pacific Corporation and Subsidiaries

	First quarter	
(In millions)	2004	2003
Net income (loss)	$ 147	$ (30)
Other comprehensive income (loss) net of tax:		
Foreign currency translation adjustments	(44)	57
Derivative instruments		
Fair market value adjustments on derivatives	-	(1)
Reclassification adjustments for losses included in net income	-	3
Unrealized gain on securities	-	4
Minimum pension liability adjustment	-	–
Comprehensive income	$ 103	$ 33

The accompanying notes are an integral part of these consolidated financial statements.

1.   PRINCIPLES OF PRESENTATION AND ACCOUNTING POLICIES. These consolidated financial statements include the accounts of Georgia-Pacific Corporation and subsidiaries. We prepared the consolidated financial statements following the requirements of the Securities and Exchange Commission (SEC) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by GAAP (accounting principles generally accepted in the United States of America) can be condensed or omitted. All significant intercompany balances and transactions were eliminated in consolidation.

We are responsible for the unaudited financial statements included in this document. The financial statements include all normal and recurring adjustments that are considered necessary for the fair presentation of our financial position, results of operations and cash flows. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in our annual report on Form 10-K for the fiscal year ended January 3, 2004.

On February 26, 2004, we announced that we reached a definitive agreement for Koch Cellulose, LLC ("Koch"), a wholly owned subsidiary of Koch Industries, Inc., to acquire our non-integrated pulp mills at Brunswick, Georgia, and New Augusta, Mississippi, and a short-line railroad. Accordingly, these businesses are reported as discontinued operations in the accompanying statements of operations, and the related assets and liabilities are classified as held for sale in the accompanying balance sheets (see Note 5).

Additionally, on March 12, 2004, we announced that we reached a definitive agreement to sell our building products distribution segment to a new company owned by Cerberus Capital Management L.P., a private investment firm, and members of the building products distribution business' management team. On March 30, 2004, we announced that we agreed to sell an interest in our Brazilian pulp businesses. The related assets and liabilities associated with these businesses are classified as held for sale in the accompanying balance sheets (see Note 5).

We classify certain shipping and handling costs as selling and distribution expenses. Shipping and handling costs included in selling and distribution expenses were $103 million and $95 million for the first quarter of 2004 and 2003, respectively.

Certain 2003 amounts have been reclassified to conform with the 2004 presentation.

Stock-Based Compensation

Effective December 29, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* ("SFAS No. 148"), an amendment of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). SFAS No. 148 provides alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based compensation and amends the disclosure provisions of SFAS No. 123. We utilized the prospective method in accordance with SFAS No. 148 and applied the expense recognition provisions of SFAS No. 123 to stock options awarded or modified in 2003 and thereafter. Prior to 2003, we accounted for our stock-based compensation plans under APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and disclosed pro forma effects of the plans on net income and earnings per share as provided under SFAS No. 123. Because the fair market value on the date of grant was equal to the exercise price, no compensation expense had been recognized under APB No. 25 for stock options issued prior to 2003. Had compensation cost for the options issued prior to 2003 been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the pro forma net income and earnings per share would have been as follows:

(In millions, except per share amounts)	First Quarter	
	2004	2003
Net income (loss) as reported	$ 147	$ (30)
Less total stock-based employee compensation expense determined under the fair value based method, net of taxes	(1)	(1)
Pro forma net income (loss)	$ 146	$ (31)
Stock-based employee compensation cost, net of taxes, included in the determination of net income as reported	23	3
Basic net income (loss) per share:		
As reported	$ 0.58	$ (0.12)
Pro forma	$ 0.58	$ (0.12)
Diluted net loss per share:		
As reported	$ 0.57	$ (0.12)
Pro forma	$ 0.57	$ (0.12)

Accounting Changes

In January 2003, the Financial Accounting Standards Board (the "FASB") released Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity in their financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and for VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. We do not have interests in special purpose entities that are not consolidated.

2. PROVISION FOR INCOME TAXES. Income from continuing operations before income taxes was $213 million and we reported an income tax provision of $71 million for the first quarter of 2004, compared with a loss from continuing operations before income taxes of $104 million and an income tax benefit of $53 million for the first quarter of 2003. The effective tax rate in 2004 was different from the statutory rate primarily because of lower international income tax rates and utilization of state tax credits. The effective tax rate in 2003 was different from the statutory rate primarily because of lower international income tax rates, utilization of state tax credits and the reversal of approximately $10 million of income tax contingency reserves no longer required in Europe.

3. EARNINGS PER SHARE. Basic (loss) earnings per share is computed based on net income and the weighted average number of common shares outstanding. Diluted earnings per share reflect the assumed issuance of common shares under long-term incentive stock option and stock purchase plans. The computation of diluted earnings per share does not assume conversion or exercise of securities that would have an antidilutive effect on earnings per share.

4. SUPPLEMENTAL DISCLOSURES – CONSOLIDATED STATEMENTS OF CASH FLOWS. The cash impact of interest and income taxes is reflected in the table below. The effect of foreign currency exchange rate changes on cash was not material in either period.

	First quarter	
(In millions)	2004	2003
Total interest costs – continuing operations	$ 201	$ 206
Interest capitalized	(4)	(2)
Interest expense – continuing operations	$ 197	$ 204
Interest expense – discontinued operations	$ 3	$ 3
Total interest expense	$ 200	$ 207
Interest paid	$ 180	$ 114
Income tax paid, net	$ 126	$ 28

5. DIVESTITURES. On March 12, 2004, we announced that we reached a definitive agreement to sell our building products distribution segment to a new company owned by Cerberus Capital Management L.P., a private investment firm, and members of the building products distribution business' management team. Closing on the sale is subject to customary conditions and is expected to close in the second quarter of 2004. The overall transaction is valued at approximately $810 million, which assumes $630 million of working capital at closing. We expect the transaction to result in net after tax proceeds of approximately $780 million, which will be used to repay debt. Actual cash proceeds could be larger or smaller depending upon the actual working capital value at closing. We expect to record a small gain on the sale upon closing.

In connection with the closing of this transaction, we expect to enter into a six-year agreement, which will require the building products distribution business to continue purchasing minimum amounts of structural panels, lumber and other building products manufactured by us. This supply agreement contains terms substantially similar to the current arrangement between our building products manufacturing and building products distribution businesses. Because our continuing involvement with this business under this supply agreement is considered significant to the building products distribution business, the business is not reported as a discontinued operation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *"Accounting for the Impairment and Disposal of Long-Lived Assets."* The building products distribution business is deemed to be held for sale and the related assets and liabilities are classified as such on the accompanying balance sheets. Also, effective March 12, 2004, we ceased depreciation of the related assets.

The following are major classes of assets and liabilities for the building products distribution business that were held for sale at April 3, 2004 and January 3, 2004:

BUILDING PRODUCTS DISTRIBUTION ASSETS AND LIABILITIES HELD FOR SALE
CONDENSED BALANCE SHEETS
(Unaudited)

(In millions)	April 3, 2004	January 3, 2004
ASSETS		
Current assets	$ 873	$ 571
Property, plant and equipment, net	199	201
Total assets	$ 1,072	$ 772
LIABILITIES:		
Current liabilities	$ 189	$ 126
Deferred income tax liabilities	3	3
Total liabilities	$ 192	$ 129
Net assets	$ 880	$ 643

On March 30, 2004, we announced that we agreed to sell an interest in our Brazilian pulp businesses for $75 million. This transaction is expected to close during the second quarter of 2004. After tax proceeds are expected to be approximately $56 million. We expect to utilize the proceeds of this sale to further reduce debt. We expect to recognize a small after tax gain on the sale upon closing. These equity investments are deemed to be held for sale and $46 million and $45 million has been classified as net assets held for sale at April 3, 2004, and January 3, 2004, respectively.

On February 26, 2004, we announced that we reached a definitive agreement for Koch to acquire our non-integrated pulp mills at Brunswick, Georgia, and New Augusta, Mississippi, and a short-line railroad for $610 million, including the assumption of $73 million of indebtedness. The sale, which is contingent on regulatory approvals and satisfaction of customary conditions, is expected to be completed in the second quarter of 2004. We expect the transaction to result in debt reduction of $535 million, which includes cash and $73 million of debt to be assumed by Koch. We also intend to defease an outstanding $24 million tax-exempt bond prior to the consummation of the transaction in order to transfer certain assets to Koch. Based on the expected value of this transaction, we recognized a goodwill impairment loss of $106 million in accordance with SFAS No. 142 in the fourth quarter of 2003. We expect to recognize a small after tax loss on the sale upon closing.

These businesses are reported as discontinued operations in the accompanying statements of operations and the related assets and liabilities are classified as held for sale in the accompanying balance sheets. Effective February 26, 2004, we ceased depreciation of the related assets. These pulp businesses were previously reported in the bleached pulp and paper segment and the railroad was reported in the packaging segment.

The following are major classes of assets and liabilities for these discontinued operations that were held for sale at April 3, 2004 and January 3, 2004:

DISCONTINUED OPERATIONS
CONDENSED BALANCE SHEETS
(Unaudited)

(In millions)	April 3, 2004	January 3, 2004
ASSETS		
Current assets	$ 176	$ 168
Property, plant and equipment, net	332	338
Goodwill, net	172	172
Other assets	1	1
Total assets	$ 681	$ 679
LIABILITIES:		
Current liabilities	$ 53	$ 63
Long-term debt	97	97
Deferred income tax liabilities	100	100
Other long-term liabilities	6	6
Total liabilities	$ 256	$ 266
Net assets	$ 425	$ 413

The components of income (loss) from discontinued operations for the first quarters of 2004 and 2003 are shown below:

DISCONTINUED OPERATIONS
CONDENSED STATEMENT OF OPERATIONS
(Unaudited)

	First Quarter	
(In millions)	2004	2003
Net sales	$ 157	$ 129
Costs and expenses		
Cost of sales	121	113
Selling and distribution	10	4
Depreciation, amortization and accretion	13	18
General and administrative	3	3
Interest, net	3	3
Total costs and expenses	150	141
Income (loss) from discontinuing operations before income taxes	7	(12)
(Provision) benefit for income taxes	(2)	5
Income (loss) from discontinued operations, net of taxes	$ 5	$ (7)

The interest expense allocated to the discontinued operation represents the interest associated with the debt that will be assumed by the buyer and interest on debt that is required to be repaid as a result of the disposal transaction.

6. ASSET IMPAIRMENT AND RESTRUCTURING. On April 4, 2003, we announced the closure of tissue-manufacturing and converting operations at our Old Town, Maine mill. The mill's pulp and dryer operations are continuing to operate. The determination to close the tissue operations was based on excess capacity of tissue production, the mill's geographic location and high energy and fiber costs. In connection with this closure, we determined that the value of related tissue assets and certain pulp assets at this location was impaired. Accordingly, in the first quarter of 2003, we recorded a pre-tax impairment charge to earnings in the North America consumer products segment and bleached pulp and paper segment of $25 million and $49 million, respectively. Following the impairment charge, the carrying value of fixed assets was approximately $75 million. The fair value of the impaired assets was determined using the present value of expected future cash flows. This impairment charge was recorded in "Other losses, net" in the accompanying consolidated statements of operations.

On May 2, 2003, the Governor of Maine announced an economic support plan that enabled us to restart one of our closed tissue machines along with eight converting lines and retain related manufacturing and support personnel. In accordance with generally accepted accounting principles, none of the impairment charge recorded in the first quarter of 2003 was reversed.

In connection with the acquisition of Fort James, we recorded liabilities totaling approximately $78 million for employee termination costs relating to approximately 960 hourly and salaried employees. In addition, we determined that we would strategically reposition our communication papers business to focus on faster-growing paper segments by retiring four high-cost paper machines and associated pulping facilities at our Camas, Washington mill and recorded liabilities of approximately $26 million to exit these activities. In addition, we recorded liabilities of $35 million primarily for lease and contract termination costs at administrative facilities that have been or will be closed in California, Connecticut, Illinois, Virginia and Wisconsin. During 2001 through 2003, approximately 940 employees were terminated and approximately $74 million of the reserve was used to pay termination benefits. The remaining employee terminations and Camas closing activities (primarily demolition activities) are expected to be completed in the fourth quarter of 2004 due to timing of receipt of the requisite permits. The leases and contracts at the administrative facilities expire at various dates through 2012. The following table provides a rollforward of these reserves from January 3, 2004 through April 3, 2004:

Type of Cost In millions	Liability Balance at January 3, 2004	Use	Liability Balance at April 3, 2004
Employee termination	$ 4	$ -	$ 4
Facility closing costs	30	(5)	25
Total	$ 34	$ (5)	$ 29

7. INVENTORY VALUATION. Inventories include costs of materials, labor, and plant overhead. We use the dollar value method for computing LIFO inventories. The major components of inventories were as follows:

(In millions)	April 3, 2004		January 3, 2004	
Raw materials	$	613	$	625
Finished goods		911		832
Supplies		488		489
LIFO reserve		(97)		(98)
Total inventories	$	1,915	$	1,848

8. GOODWILL AND INTANGIBLE ASSETS. Effective December 30, 2001, we adopted SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 eliminates the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires that entities assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis effective beginning in 2002. When the fair value is less than the related carrying value, entities are required to reduce the amount of goodwill. Our reporting units are: structural panels, lumber, industrial wood products, gypsum, chemical, building products distribution, packaging, pulp, paper, North American retail towel and tissue, North American commercial towel and tissue, Dixie, and international consumer products.

During the first quarter we reached a definitive agreement to sell our non-integrated pulp mills at Brunswick, Georgia, and New Augusta, Mississippi, and a short-line railroad (see Note 5). The goodwill associated with the pulp mill and the railroad was $169 million and $3 million, respectively, at both April 3, 2004 and January 3, 2004, and has been reclassified to "Net assets held for sale" in the accompanying balance sheets.

The changes in the carrying amount of goodwill for the first three months of 2004 are as follows:

In millions	North America Consumer Products	International Consumer Products	Packaging	Bleached Pulp and Paper
Balance as of January 3, 2004	$ 5,831	$ 987	$ 630	$ -
Foreign currency translation	-	(19)	-	-
Balance as of April 3, 2004	$ 5,831	$ 968	$ 630	$ -

In millions	Building Products Manufacturing	Building Products Distribution	All Other	Consolidated
Balance as of January 3, 2004	$ 36	$ -	$ -	$ 7,484
Foreign currency translation	-	-	-	(19)
Balance as of April 3, 2004	$ 36	$ -	$ -	$ 7,465

Intangible Assets

The following table sets forth information for intangible assets subject to amortization:

| | As of April 3, 2004 | | As of January 3, 2004 | |
In millions	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trademarks	$ 676	$ 50	$ 677	$ 40
Patents and other	137	61	132	53
Total	$ 813	$ 111	$ 809	$ 93

Aggregate Amortization Expense:
   First three months of 2004 $ 8

Estimated Amortization Expense:
For fiscal year 2004	$ 29
For fiscal year 2005	29
For fiscal year 2006	20
For fiscal year 2007	20
For fiscal year 2008	20

9.   ASSET RETIREMENT OBLIGATIONS. Effective December 29, 2002, we changed our method of accounting for asset retirement obligations in accordance with SFAS No. 143, *Accounting for Asset Retirement Obligations*. Under SFAS No. 143, we recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of the fair value can be made. When the liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded.

Our asset retirement obligations consist primarily of landfill capping and closure and post-closure costs and quarry reclamation costs. We are legally required to perform capping and closure and post-closure care on the landfills and reclamation on the quarries. In accordance with SFAS No. 143, for each landfill and quarry we recognized the fair value of a liability for an asset retirement obligation and capitalized that cost as part of the cost basis of the related asset. The related assets are being depreciated on a straight-line basis over 25-years. We have additional asset retirement obligations with indeterminate settlement dates; the fair value of these asset retirement obligations cannot be estimated due to the lack of sufficient information to estimate a range of potential settlement dates for the obligation. An asset retirement obligation related to these assets will be recognized when we know such information.

The following table describes changes to our asset retirement obligation liability:

(in millions)	First Quarter 2004
Asset retirement obligation at the beginning of the year	$ 49
Accretion expense	1
Payments	(1)
Asset retirement obligation at the end of the quarter	$ 49

The asset retirement obligation liability balances were as follows:

(in millions)	April 3, 2004	January 3, 2004
Amounts of liability for asset retirement obligations at beginning of period	$ 49	$ 46
Amounts of liability for asset retirement obligations at end of period	$ 49	$ 49

10.   DEBT. Our debt increased by $192 million to $10,840 million at April 3, 2004 (including approximately $97 million of debt classified as "Net liabilities held for sale") from $10,648 million at January 3, 2004 (including approximately $97 million of debt classified as "Net liabilities held for sale"). This increase was somewhat offset by changes in foreign currency exchange rates of $16 million during this time period. At April 3, 2004, the weighted average interest rate on our total debt, including outstanding interest rate exchange agreements, was 7.2%.

As of April 3, 2004, we had $859 million outstanding, under our $900 million accounts receivable secured borrowing program. G-P Receivables, Inc. ("G-P Receivables") is our wholly owned subsidiary and is the special purpose entity into which some of our receivables and the receivables of participating domestic subsidiaries are sold. G-P Receivables, in turn, sells an interest in the receivables to the various banks and entities. This program is accounted for as a secured borrowing. The receivables outstanding under these programs and the corresponding debt are included as both "Receivables" and "Secured borrowings and other short-term notes," respectively, in the accompanying balance sheets. As collections reduce previously pledged interests, new receivables may be pledged. G-P Receivables is a separate corporate entity and its assets will be available first and foremost to satisfy the claims of its creditors. We intend to repurchase the receivable interest sold into the program related to the building products distribution segment. Those receivables will be transferred to the purchaser of that segment pursuant to the divestiture described in Note 5. The amount of that repurchase is currently anticipated to be approximately $380 million.

On April 2, 2004, we borrowed a total of $400 million of 2.6% short-term bank loans scheduled to mature on June 4, 2004. Net proceeds from the loans were used to pay down a portion of our Multi-Year Revolving Credit Facility.

On February 27, 2004, we called $243 million of our 9.875% debentures due November 1, 2021. We also called $250 million of our 9.625% debentures due March 15, 2022 on March 31, 2004. In conjunction with these transactions we recorded a pretax charge of $26 million for call premiums and to write off deferred debt issuance costs during the first quarter of 2004. This charge for the early extinguishment of debt was included in "Other losses, net" on the accompanying statements of operations.

In connection with the proposed sale of our non-integrated pulp mills and short-line railroad to Koch (see Note 5), Koch will assume $73 million of indebtedness. In addition, we also intend to defease an outstanding $24 million tax-exempt bond prior to the consummation of the transaction in order to transfer certain assets to Koch.

Also in the first quarter of 2004, we elected to call $250 million of our 9.5% debentures due May 15, 2022 and redeemed these debentures on April 20, 2004. We also announced that we have elected to call $240 million of our 9.125% debentures due July 1, 2022, and we expect to redeem these debentures on or about May 6, 2004. We expect to use funds available under our revolving credit facility to redeem these debentures. We have classified the related debt as "Current portion of long-term debt" on the accompanying balance sheets as of April 3, 2004. In the second quarter of 2004, we expect to record a pretax charge of $24 million for call premiums and to write off deferred debt issuance costs.

Our international operations create exposure to foreign currency exchange rate risks. At April 3, 2004, we had outstanding approximately $361 million (net of discount) of Euro-denominated bonds, which were designated as a hedge against our net investment in Europe. The use of this financial instrument allows us to reduce our overall exposure to exchange rate movements, since the gains and losses on this instrument substantially offsets losses and gains on the assets, liabilities and transactions being hedged. These Euro-denominated bonds mature on June 29, 2004.

The indentures associated with our $500 million and $1.5 billion senior notes offerings completed in 2003 allow Georgia-Pacific and any restricted subsidiary (as defined in the indentures) of Georgia-Pacific to incur any debt so long as we meet a fixed charges coverage ratio of 2.00 to 1.00 (as defined in the indentures). In addition, we can incur significant amounts of other items of permitted debt (as defined in the indentures) without being in compliance with the fixed charge coverage ratio. The senior notes indentures allow us to make restricted payments, including making restricted investments, if certain conditions are met. We can, however, make permitted payments and permitted investments without complying with such conditions. These offerings also contain various non-financial covenants. We were in compliance with these debt covenants as of April 3, 2004.

At April 3, 2004, we had $408 million outstanding under our Multi-Year Revolving Credit Facility at a weighted-average interest rate of 3.2% with a maturity date of November 28, 2005. In addition, $644 million of borrowing capacity under the facility was committed to support outstanding letters of credit and similar instruments. Borrowings under this facility bear interest at market rates. These interest rates may be adjusted according to a rate grid based on our debt ratings. Fees and margins may also be adjusted according to a pricing grid based on our debt ratings. Fees include a facility fee of 0.4% per annum on the aggregate commitments of the lenders as well as up-front fees. During the first quarter of 2004, we paid $2 million in commitment fees. Amounts outstanding under this facility are included in "Long-term debt, excluding current portion" on the accompanying consolidated balance sheets. We are currently evaluating opportunities to renegotiate the Multi-Year Revolving Credit Facility in advance of its maturity on November 28, 2005.

The amounts outstanding under our credit agreement include the following:

In millions	April 3, 2004
Revolving loans	$2,250
Term loans	250
Credit facilities available	2,500
Amounts Outstanding:	
Letter of credit agreements*	(644)
Revolving loans due November 2005, average rate of 2.9%	(158)
Term loans due November 2005, average rate of 3.3%	(250)
Total credit balance outstanding	(1,052)
Total credit available	$ 1,448

* The Letter of Credit Agreements only include Standby Letter of Credits from Bank of America.

Covenants in the Multi-Year Revolving Credit Facility require a maximum leverage ratio (as defined) of 65.00% on April 3, 2004 and thereafter. These covenants also require a minimum interest coverage ratio (as defined), of 2.50 to 1.00 on April 3, 2004; 2.75 to 1.00 on July 3, 2004; and 3.00 to 1.00 on October 2, 2004 and thereafter. In addition, the covenants require a minimum net worth (as defined) that changes quarterly. The covenants also require a maximum debt level of $12,538 million, which changes quarterly, should our leverage ratio be equal to or exceed 65.00%. We were in compliance with these debt covenants as of April 3, 2004, with a leverage ratio of 61.25%, an interest coverage ratio of 3.06 to 1.00, a debt level (as defined) of $10,674 million and an adjusted net worth surplus (as defined) as shown below:

In millions	April 3, 2004
Adjusted Net Worth:	
Net worth	$ 5,522
Goodwill impairments	757
Minimum pension liability adjustment	473
Adjusted Net Worth	6,752
Required Net Worth:	
80% of net worth as of the Credit Agreement closing date	4,650
50% of net Income from fourth quarter 2000 through 2004*	281
Proceeds of capital stock or equity interest from fourth quarter 2000 through 2004	1,152
The Timber Company Net Worth	(329)
Required Net Worth	5,754
Adjusted Net Worth surplus	$ 998

* Does not include quarters with net losses.

Our borrowing agreements contain a number of financial and non-financial covenants, which restrict our activities. The more significant financial covenants are discussed above. In addition, certain agreements contain cross-default provisions.

Our continued compliance with these restrictive covenants is dependent on a number of factors, many of which are outside of our control. Should events occur that result in noncompliance, we believe there are remedies available that are acceptable to our lenders and us.

Approximately $148 million of our revenue bonds are supported by letters of credit that expire within one year. We intend to renew the letters of credit supporting these revenue bonds. Therefore, maturities of these obligations are reflected in accordance with their stated terms.

At April 3, 2004, we had interest rate exchange agreements (a collar) that effectively capped $47 million of floating rate obligations to a maximum interest rate of 7.5% and established a minimum interest rate on these obligations of 5.5%. Our interest expense is unaffected by this agreement when the market interest rate falls within this range. During the first quarter of 2004, these agreements reduced interest expense by less than $1 million. The agreements had a weighted-average maturity of approximately two years at April 3, 2004.

The estimated fair value of our interest rate exchange agreements at April 3, 2004 was a $3 million asset. The asset balance represents the estimated amount we would be paid if these agreements were terminated on April 3, 2004. The fair value at April 3, 2004 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

At April 3, 2004 we had $1,902 million of floating rate debt outstanding, which represented approximately 18% of our total debt balance.

As of April 3, 2004, we had $1.5 billion of debt and equity securities available for issuance under a shelf registration statement filed with the Securities and Exchange Commission in 2000.

11.   RETIREMENT PLANS

Defined Benefit Pension Plans

Most of our employees participate in noncontributory defined benefit pension plans. These include plans that are administered solely by us and union-administered multiemployer plans. Our funding policy for solely administered plans is based on actuarial calculations and the applicable requirements of federal law. Contributions to multiemployer plans are generally based on negotiated labor contracts.

Benefits under the majority of plans for hourly employees (including multiemployer plans) are primarily related to years of service. We have separate plans for salaried employees and officers under which benefits are primarily related to compensation and age. The officers' plan and the supplemental retirement plan for eligible executives are not funded and are nonqualified for federal income tax purposes.

Net periodic pension cost for our pension plans during the first quarters of 2004 and 2003 included the following components:

In millions	First Quarter	
	2004	2003
Service cost of benefits earned	$ 37	$ 34
Interest cost on projected benefit obligation	63	62
Expected return on plan assets	(72)	(60)
Amortization of losses	8	12
Amortization of prior service cost	4	6
Contributions to multiemployer pension plans	3	2
Net periodic pension cost	$ 43	$ 56

The net periodic pension cost above includes approximately $1 million that is reported as discontinued operations in 2004 and 2003.

Through April 3, 2004, we recognized $43 million of pension expense. We anticipate recording an additional $164 million of pension expense in the remainder of 2004 for a total of $207 million, which includes estimated settlement and curtailment losses of $16 million related to the anticipated second-quarter 2004 sales of our building products distribution segment and our non-integrated pulp mills.

Through April 3, 2004, we made $9 million of pension contributions. We presently anticipate contributing an additional $198 million to fund our pension plans in the remainder of 2004 for a total of $207 million for 2004.

Health Care and Life Insurance Benefits

The majority of our retiree medical plans provide prescription drug benefits that may be affected by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("the Act"), signed into law in December 2003. In accordance with FSP FAS 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, the effects of the Act on our medical plans have not been included in the measurement of our net periodic postretirement benefit cost for the first quarter of 2004. Specific authoritative guidance from the FASB on the accounting for the federal subsidy is pending and that guidance, when issued, may require us to revise previously reported information and may require us to amend our plans to benefit from the Act.

Net periodic postretirement benefit cost during the first quarters of 2004 and 2003 included the following components:

In millions	First Quarter	
	2004	2003
Service cost of benefits earned	$ 1	$ 2
Interest cost on accumulated postretirement benefit obligation	10	11
Amortization of prior service credit	(4)	(2)
Amortization of unrecognized loss	1	-
Net periodic postretirement benefit cost	$ 8	$ 11

12.   COMMITMENTS AND CONTINGENCIES. We are involved in various legal proceedings incidental to our business and are subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which we operate. As is the case with other companies in similar industries, Georgia-Pacific faces exposure from actual or potential claims and legal proceedings involving environmental matters. Liability insurance in effect during the last several years provides only very limited coverage for environmental matters.

ENVIRONMENTAL MATTERS

We are involved in environmental remediation activities at approximately 175 sites, both owned by us and owned by others, where we have been notified that we are or may be a potentially responsible party ("PRP") under the United States Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or similar state "superfund" laws. Of the known sites in which we are involved, we estimate that approximately 41% are being investigated, approximately 20% are being remediated and approximately 39% are being monitored (an activity that occurs after either site investigation or remediation has been completed). The ultimate costs to us for the investigation, remediation and monitoring of many of these sites cannot be predicted with certainty, due to the often unknown nature and magnitude of the pollution or the necessary cleanup, the varying costs of alternative cleanup methods, the amount of time necessary to accomplish the cleanups, the evolving nature of cleanup technologies and governmental regulations, and the inability to determine our share of multiparty cleanups or the extent to which contribution will be available from other parties, all of which factors are taken into account to the extent possible in estimating our liabilities. We have established reserves for environmental remediation costs for these sites that we believe are probable and reasonably able to be estimated. To the extent that we are aware of unasserted claims, consider them probable, and can estimate their potential costs, we include appropriate amounts in the reserves.

Based on analyses of currently available information and previous experience with respect to the cleanup of hazardous substances, we believe it is reasonably possible that costs associated with these sites may exceed current reserves by amounts that may prove insignificant or that could range, in the aggregate, up to approximately $128 million. This estimate of the range of reasonably possible additional costs is less certain than the estimates upon which reserves are based, and in order to establish the upper limit of this range, assumptions least favorable to us among the range of reasonably possible outcomes were used. In estimating both our current reserve for environmental remediation and the possible range of additional costs, we have not assumed we will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, based generally on their financial condition and probable contribution on a per-site basis.

Presented below is the activity in our environmental liability account for the last three fiscal years and first three months of 2004 and 2003.

| In millions | First Quarter | | Fiscal Year Ended | | |
	2004	2003	2003	2002	2001
Beginning balance	$ 230	$ 306	$ 306	$ 318	$ 121
Expense charged to earnings:					
Related to previously existing matters	1	-	(64)	14	2
Related to new matters	-	-	1	-	15
Amounts related to acquisitions:					
Purchase price allocations	-	-	-	-	207
Reclassification of reserves	7	-	(4)	-	-
Payments	(3)	(2)	(9)	(26)	(27)
Ending balance	$ 235	$ 304	$ 230	$ 306	$ 318

KALAMAZOO RIVER SUPERFUND SITE

We are currently implementing an Administrative Order by Consent ("AOC") entered into with the Michigan Department of Natural Resources and the United States Environmental Protection Agency ("United States EPA") regarding an investigation of the Kalamazoo River Superfund Site. The Kalamazoo River Superfund Site is comprised of 35 miles of the Kalamazoo River, three miles of Portage Creek and a number of operable units in the form of landfills, waste disposal areas and impoundments. We became a PRP for the site in December 1990 by signing the AOC. There are two other named PRPs at this time. The contaminant of concern is polychlorinated biphenyls ("PCBs") in the river sediments and residuals in the landfills and waste disposal areas.

A draft Remedial Investigation/Feasibility Study ("RI/FS") for the Kalamazoo River was submitted to the State of Michigan on October 30, 2000 by us and other PRPs. The draft RI/FS evaluated five remedial options ranging from no action to total dredging of the river and off-site disposal of the dredged materials. In February 2001, the PRPs, at the request of the State of Michigan, also evaluated 9 additional potential remedies. The cost for these remedial options ranges from $0 to $2.5 billion. The draft RI/FS recommends a remedy involving stabilization of over twenty miles of riverbank and long-term monitoring of the riverbed. The total cost for this remedy is approximately $73 million. It is unknown over what timeframe these costs will be paid out. The United States EPA has taken over management of the RI/FS and is evaluating the proposed remedy. We cannot predict what impact or change will result from the United States EPA's assuming management of the site.

We are paying 45% of the costs for the river portion of the RI/FS investigation based on an interim allocation. This 45% interim allocation includes the share assumed by Fort James prior to its acquisition by us. Several other companies have been identified by government agencies as PRPs, and all but one is believed to be financially viable.

As part of implementing the AOC, we have investigated the closure of two disposal areas which are contaminated with PCBs. The cost to remediate one of the disposal areas, the King Highway Landfill, was approximately $9 million. The remediation of that area is essentially complete and we are waiting for final approval of the closure from the State of Michigan. A 30-year post-closure care period will begin upon receipt of closure approval, and over that period we will make expenditures accrued for post-closure care. We are solely responsible for closure and post-closure care of the King Highway Landfill.

It is anticipated that the cost for closure of the second disposal area, the Willow Boulevard/A Site landfill, will be approximately $8 million. The State of Michigan has drafted a new RI/FS for this landfill and we are in the process of preparing comments on that document. The new draft RI/FS evaluates the same remedies proposed by the PRPs. The decision as to the actual remedy will be made by the United States EPA after the RI/FS is finalized, which is expected to be this year. We believe the United States EPA will require a remedy for this landfill similar to the King Highway landfill closure. It is anticipated these costs will be paid out over the next five years, and costs for post-closure care for 30 years following certification of the closure. We are solely responsible for closure and post-closure care of the Willow Boulevard portion of the landfill, and are sharing investigation costs for the A Site portion of the landfill with Millennium Holdings on an equal basis. A final determination as to how closure and post-closure costs for the A Site will be allocated between us and Millennium Holdings has not been made; however, our share should not exceed 50%.

We have spent approximately $33.5 million on the Kalamazoo River Superfund Site through April 3, 2004 broken down as follows:

Site	(in millions)
River	$ 19.4
King Highway	9.1
A Site	2.0
Willow Blvd.	3.0
	$ 33.5

All of these amounts were charged to earnings.

The reserve for the Kalamazoo River Superfund Site is based on the assumption that the bank stabilization remedy will be selected as the final remedy by the United States EPA and the State of Michigan, and that the costs of the remedy will be shared by several other PRPs.

FOX RIVER SUPERFUND SITE

The Fox River site in Wisconsin is comprised of 39 miles of the Fox River and Green Bay. The site was nominated by the United States EPA (but never finally designated) as a Superfund site due to contamination of the river by PCBs through wastewater discharged from the recycling of carbonless copy paper from 1953-1971. We became a PRP through our acquisition of Fort James.

In late July of 2003, the Wisconsin Department of Natural Resources ("WDNR") and the United States EPA issued a Record of Decision ("ROD") for Operable Units ("OU") 3, 4 and 5 of the Fox River. OU 3 is the section of the Fox River running downstream from Little Rapids to the De Pere dam, and Operable Unit 4 runs from the De Pere dam downstream to the mouth of the Fox River at Green Bay. Operable Unit 5 is Green Bay. The Fort James facility, which potentially discharged PCBs, is located in OU 4 approximately 3 miles downstream from the De Pere dam.

The ROD calls for the removal by dredging of all sediments in OUs 3 and 4 containing PCBs above one part per million. The amount of sediment estimated to contain PCBs above one part per million is 586,800 cubic yards in OU 3 and 5,880,000 cubic yards in OU 4. The ROD also calls for monitored natural recovery for OU 5. The ROD estimates the dredging remedy for OUs 3 and 4 and the monitored natural recovery for OU 5 will cost $324 million. However, the ROD does allow for capping as an alternative remedy to dredging in certain areas of OUs 3 and 4 if capping would be less costly than dredging and provide the same level of protection as dredging. The WDNR estimated that approximately 40% of the total volume of contaminated sediments in OUs 3 and 4 would be eligible for capping based upon the capping criteria defined in the ROD. The allowance for capping in the ROD represents a major change from the proposed remedial action plan issued by WDNR in 2001, which did not provide or allow for capping in any areas of OUs 3 and 4.

Six other companies have been identified by the governments as PRPs. Under an interim allocation agreement, we were paying 30% of costs incurred by the PRPs in analyzing and responding to all of the governmental documents which preceded the issuance of the ROD. With the issuance of the ROD, we do not anticipate that the PRPs will be engaged in any further formal work as a group. We believe that all of the PRPs are liable for some portion of the costs of remediating OUs 4 and 5, and that our ultimate liability will be less than 30% of the total estimated cost of remediating the Fox River site.

Following issuance of the ROD we analyzed its remedial provisions as well as the relevant facts impacting our potential liability. We concluded that we will be able to utilize the capping remedy to the extent permitted by the ROD. We also concluded that there are geographic limitations on our potential liability, and we can limit our responsibility for the removal and capping of PCBs to the part of OU 4 immediately adjacent to and downstream from the Fort James facility in Green Bay, Wisconsin. We share liability for any appropriate monitoring in OU 5 with all of the PRPs. Based on these considerations we determined that we would not be required to utilize all of the reserve previously established for this site, and in December, 2003 reduced such reserve by approximately $66 million.

We have spent approximately $38 million from 1995 to April 3, 2004 on the Fox River site, some of which was spent by Fort James prior to its acquisition by us.

Along with another PRP, we have entered into an Administrative Order on Consent ("AOC") to prepare the remedial design for OUs 3, 4 and 5. We are presently developing a work plan for the design effort and expect to conduct pre-design sampling in OUs 3, 4 and 5 this summer.

In 2002, we entered into an agreement with the WDNR and the United States Fish and Wildlife Service that would settle claims for natural resource damages under CERCLA, the Federal Water Pollution Control Act and state law for approximately $12 million, and to date have paid approximately $9 million of this amount. The agreement was entered by the Federal District Court in Wisconsin on March 19, 2004 and is now effective. The $12 million to be paid under this agreement is separate and apart from any costs related to remediation of the Fox River site.

In 1999 we and Chesapeake Corporation formed a joint venture to which a Chesapeake subsidiary, Wisconsin Tissue Mills, Inc., contributed tissue mills and other assets located along the Fox River. Wisconsin Tissue is one of the PRPs for the Fox River site. Chesapeake and Wisconsin Tissue specifically retained all liabilities arising from Wisconsin Tissue's status as a PRP, and indemnified the joint venture and us against these liabilities. In 2001, we (having acquired all of Chesapeake's interest) sold this joint venture to Svenska Cellulosa Aktiebolaget (publ) ("SCA") and indemnified SCA and the joint venture against all environmental liabilities (including all liabilities arising from the Fox River site for which Wisconsin Tissue is ultimately responsible) arising prior to the closing of the SCA sale. As part of the agreement pursuant to which we acquired Chesapeake's interest in the joint venture, Chesapeake specifically agreed that we would retain Chesapeake's prior indemnification for these liabilities.

WHATCOM WATERWAY SUPERFUND SITE

The Whatcom Waterway is a Federal channel located adjacent to our pulp and paper mill in Bellingham, Washington. The State of Washington declared the Whatcom Waterway a Superfund site due to historical contamination of sediments with woody debris, phenolics and mercury. On March 6, 1995, the Washington Department of Ecology named us as a Potentially Liable Party ("PLP") in the case. The State is presently preparing to name other PLPs in the case.

We completed an RI/FS and identified a preferred remedial alternative comprised of a combination of dredging, capping and habitat restoration with a total estimated cost of $23 million. It is anticipated these costs will be paid out over the next 5 to 10 years. We have completed interim remedial action and habitat restoration of a portion of the site. Environmental monitoring of this portion of the site is ongoing. The reserve for the Whatcom Waterway site is based on the assumptions that the $23 million proposed remedy involving limited dredging and capping will be selected by the State of Washington as the final remedy and that the cost of the remedy will be shared among a small group of PLPs.

We have spent approximately $3.6 million through April 3, 2004 on the Whatcom Waterway site, all of which was charged to earnings.

ASBESTOS LITIGATION

We and many other companies are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. Our asbestos liabilities relate primarily to joint systems products manufactured by Bestwall Gypsum Company and our gypsum business that contained small amounts of asbestos fiber. We acquired Bestwall in 1965, and discontinued using asbestos in the manufacture of these products in 1977.

Pending Claims

These suits allege a variety of lung and other diseases based on alleged exposure to our products. In many cases, the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that any injuries they have incurred did in fact result from exposure to our products. Virtually all asbestos suits involve multiple defendants and seek money damages. We are unable to provide any meaningful disclosure about the total amount of such damages, for the following reasons:

- We do not track this data in any form since we do not consider the amount of damages, if any, alleged in the initial complaint relevant in assessing our exposure to asbestos liabilities;
- In the past, we estimated that less than 15% of the claims then pending against us contained any specific demand for damages, as opposed to a general demand for such damages as the plaintiff may prove at trial, or a demand which was stated as being in excess of the minimum jurisdictional limit of a particular court;
- Those complaints which did contain a specific damage demand nearly always involved multiple defendants (anywhere from 30 to over 100), most of which never manufactured joint systems products. In this review, we did not identify any complaint which stated a specific demand for money damages solely from us;
- Claims which did allege specific damages often alleged the same amount of damages regardless of the specific disease a plaintiff may have had. In addition, in many such cases no specific disease was alleged, and thus the damages alleged were meaningless because the ultimate settlement value of any claim is significantly influenced by the actual disease the plaintiff is able to prove; and
- Because we do not track this data and do not consider the amount of damages, if any, alleged in the initial complaint relevant in assessing our exposure to asbestos liabilities, we have not updated this analysis and do not intend to do so in the future.

The following table presents information about the approximate number of our asbestos claims during the past three fiscal years and the first fiscal quarters of each of 2004 and 2003:

| | First Quarter | | Fiscal Year Ended | | |
	2004	2003	2003	2002	2001
Claims Filed [1]	8,800	10,400	39,000	41,700	39,700
Claims Resolved [2]	9,300	12,500	43,500	35,100	30,900
Claims Unresolved at End of Period	63,800	66,700	64,300	68,800	62,200

[1]   Claims Filed includes all asbestos claims for which service has been received and/or a file has been opened by us and each such claim represents a plaintiff who is pursuing an asbestos claim against us.

[2]   Claims resolved include asbestos claims which have been settled or dismissed or which are in the process of being settled or dismissed based upon agreements or understandings in place with counsel for the claimants

In addition, Fort James Corporation, one of our wholly-owned subsidiaries, currently is defending approximately 790 asbestos premises liability claims.

Asbestos Liabilities

From the commencement of this litigation through April 3, 2004, we either had settled, had dismissed or were in the process of settling a total of approximately 322,500 asbestos claims. For this same period our asbestos payments, for liability, defense and administration, before insurance recoveries and tax benefits, totaled approximately $677 million. We generally settle asbestos claims for amounts we consider reasonable given the facts and circumstances of each claim.

In the fourth quarter of 2001, we recorded a pre-tax charge to earnings of $350 million to cover the probable and reasonably estimable asbestos liabilities and defense costs we believed we would pay through 2011, net of expected insurance recoveries during this same period. The charge was based on projections prepared by National Economic Research Associates (NERA) and Navigant Consulting (formerly known as Peterson Consulting), nationally recognized firms with expertise in asbestos liability and insurance coverage matters, and contained many assumptions. NERA's projection of our future asbestos liabilities assumed that beginning in 2001 the number of new claims filed against us for asbestos-related injuries would decline at a fairly constant rate each year through 2011. It also assumed that we would pay about $105 million for our asbestos liabilities and defense costs in 2002 (compared to about $84 million in 2001), with such payments then declining at varying rates over the period through 2011.

In fact, during 2002 the number of new claims filed against us increased somewhat and our total asbestos liabilities and defense costs were approximately $75 million more than NERA's projection had assumed. This result was due principally to higher settlement costs in 2002 for claims involving mesothelioma, which represent a very small percentage of our total asbestos claims but accounted for well over half of our total asbestos liabilities in 2002. In addition, during 2001 a number of other manufacturers of asbestos-containing products, including one of our principal competitors in the manufacture of joint systems products, filed for bankruptcy. During 2002 many plaintiff lawyers increased their settlement demands on us, principally in mesothelioma cases, to compensate for these bankruptcies. As a result, at the end of 2002 NERA increased its original estimate of our asbestos liabilities and defense costs over the period through 2011, and extended the projection through 2012, to a total of slightly less than $1.2 billion, before any insurance recoveries and ignoring possible tax benefits. In the fourth quarter of 2002 we recorded an additional pre-tax charge to earnings of $315 million which, when added to amounts remaining from the charges recorded in 2001, we believed were sufficient to cover our projected asbestos liabilities and defense costs, net of expected insurance recoveries, through 2012.

During 2003 we observed a number of developments involving our asbestos litigation, including the following:

- The total number of new claims filed in 2003 was slightly below 2002 levels; the rate of such filings peaked in the second quarter and then declined sharply in the third and fourth quarters. The peak in the second quarter was due primarily to the passage of tort reform legislation in Mississippi, which became effective at the end of 2002 and which resulted in a large number of claims being filed in Mississippi by plaintiff's lawyers seeking to ensure their claims would be governed by the law in effect prior to passage of tort reform.
- The United States Senate Judiciary Committee passed a bill that would establish a trust fund to pay future asbestos-related disease claims and remove such cases from federal and state courts, with industry and insurers funding the trust with payments estimated to total about $114 billion over a 50-year period; the legislation reflected widespread concern over the inability of courts to deal fairly and efficiently with asbestos claims and the fact that 50-60% of total asbestos payments in the United States represent legal fees and related costs; and the Majority Leader of the Senate has announced that the bill will be voted on by the Senate in March 2004.
- Tort reform legislation was enacted in Arkansas, Mississippi, Ohio, Texas and West Virginia, which are states that together account for a significant number of the asbestos claims pending against us; the effect of such legislation cannot be assessed yet.

For 2003, our total payments for asbestos liabilities and defense costs (before insurance and tax benefits) were $189 million. NERA has reviewed our 2003 asbestos liability and defense cost payments and compared them to the revised estimate it made at the end of 2002. Based on this review, NERA concluded that the 2003 payments were in line with its revised estimate and that the assumptions it used in that estimate remain valid. Accordingly, the only adjustment to our asbestos reserve in 2003 was to accrue an additional amount equal to payments we anticipate making in 2013 for asbestos liabilities and defense costs, so that the reserve remains a ten-year reserve. NERA estimated this amount to be $54 million (before insurance and tax benefits). Accordingly, in the fourth quarter of 2003 we recorded a pre-tax charge of $54 million to record this additional accrual. We believe that NERA's projection for 2004 through 2013 represents the best estimate of the reasonably estimable asbestos costs we will incur based upon currently available information.

On April 22, 2004, the United States Senate voted against cloture on a bill, which was substantially similar to the bill described above that was passed by the United States Senate Judiciary Committee in 2003. The vote, on a motion to impose cloture on the debate surrounding the bill, was 50-47; 60 votes were required to impose cloture. Cloture is a procedural step to limit debate on a bill. Leaders of both political parties have announced they will have further negotiations about this bill.

Insurance

In 2001, 2002 and again in 2003, we, with advice from legal counsel and Navigant Consulting, also reviewed our existing insurance policies, analyzed publicly available information bearing on the creditworthiness of our various insurers, and employed insurance allocation methodologies which we and our advisors considered appropriate to ascertain the amount of probable insurance recoveries from our insurers for our present and future asbestos liabilities. Assumptions were made about self-insurance reserves, policy exclusions, liability caps and gaps in our coverage, the resolution of allocation issues among various layers of insurers, as well as insolvencies of certain of our insurance carriers and the continued solvency of our other insurers. Based on this analysis, Navigant Consulting projected our expected insurance recoveries for asbestos liabilities and costs over the period through 2013.

During 2003 we entered into agreements with several of our insurers to confirm amounts payable by them under applicable policies. These agreements generally provide that we will be able to recover more insurance than we had assumed when we were projecting our insurance receivables in 2001 and 2002.

During 2003 we revised our insurance receivable to include recoveries under these agreements, to account for favorable negotiations and other recoveries from certain other insurers, to change our allocation methodology for remaining solvent insurers consistent with these agreements, and to reflect possible insolvencies at two of our insurers. The net effect of these changes was to increase our total insurance receivable by $156 million during 2003.

The insurance receivables recorded by us do not assume any recovery from insolvent carriers, and assume that those carriers which are currently solvent will continue to be solvent. However, there can be no assurances that these assumptions will be correct. Substantially all of the insurance recoveries deemed probable are from insurance companies rated A- (excellent) or better by A.M. Best Company. No more than 33% of such insurance recoveries are from any one company, though several of the insurers are under common control. All of our available insurance is included in our insurance receivable.

In the fourth quarter of 2003, we sold without recourse approximately $156 million of our insurance receivables representing claims already paid by us to a third party for approximately $147 million in cash.

Key Assumptions

The analyses and projections of NERA and Navigant Consulting are based on their professional judgment. The more important assumptions in NERA's projection of the number of claims that will be filed against us include the population potentially exposed to asbestos-containing products manufactured by us, the expected occurrence of various diseases in these potentially exposed populations, the rate at which these potentially exposed populations actually file claims, and activities of the asbestos plaintiffs bar designed to maximize its profits from such claims. The cost of settling claims is driven by these same assumptions, as well as by prevailing judicial and social environments in the jurisdictions in which claims are filed, the rulings by judges and the attitudes of juries in respect to the value of each such claim, the insolvencies of other defendants to a particular claim, and the impact of verdicts against other defendants on settlement demands against us.

Generally, NERA's projections assume:

- That the number of new claims to be filed against us each year through 2013 will decline at a fairly constant rate each year beginning in 2003;
- That the percentage of claims settled by us will be about three-quarters of the total number of claims resolved (whether by settlement or dismissal) each year through 2013;
- That the average estimated per case settlement costs are anticipated to decrease slightly over the period through 2013; and
- That the total amount paid by us in settlements, and in defense and administrative costs, will decline at varying rates over the period through 2013

Among the more important assumptions made by Navigant Consulting in projecting our future insurance recoveries are the resolution of allocation issues among various layers of insurers, the application of particular theories of recovery based on decided cases, and the continuing solvency of various insurance companies.

Given these assumptions and the uncertainties involved in each of them, our actual asbestos liabilities, defense costs and insurance recoveries could be higher or lower than those currently projected and/or recorded. However, these assumptions are only some of those contained in the NERA and Navigant Consulting projections, and all of such assumptions are only one aspect of the overall projections made by those firms. Changes in the foregoing assumptions, or others, whether from time to time or over the period covered by such projections, may or may not affect the validity of the overall projections. We intend to monitor our accrued asbestos liabilities, defense costs and insurance recoveries against these overall projections, and will make adjustments to such accruals as required by generally accepted accounting principles.

Summary of Accruals

In the fourth quarter of 2003 we recorded a net pre-tax charge to earnings of $16 million, which when added to our existing reserves are estimated to cover the probable and reasonably estimable asbestos liabilities and defense costs we believe we will pay through 2013, net of expected insurance recoveries during this same period. The following table summarizes accruals to, and payments from, our reserve for our total asbestos personal injury liabilities, receipts from our insurance carriers, including the monetization of a part of such receivables in 2003 as described above, and other changes to our expected insurance receivables, for the last three fiscal years and first fiscal quarters of each of 2004 and 2003 (dollars in millions):

| | First Quarter | | Fiscal Year End | | |
	2004	2003	2003	2002	2001
Asbestos Liabilities					
Beginning Balance	$ 1,027	$ 1,163	$ 1,162	$ 836	$ 136
Accruals	-	-	54	507	784
Payments	(47)	(46)	(189)	(181)	(84)
Ending Balance	$ 980	$ 1,117	$ 1,027	$ 1,162	$ 836
Insurance Receivable					
Beginning Balance	$ 576	$ 670	$ 670	$ 527	$ 172
Accruals	-	-	156	192	421
Receipts	(11)	(42)	(250)	(49)	(66)
Ending Balance	$ 565	$ 628	$ 576	$ 670	$ 527

The amounts accrued for asbestos liabilities are recorded under "Other current liabilities" and "Other long-term liabilities," and the amounts accrued for insurance receivables are reflected under "Other current assets" and "Other assets," in the accompanying consolidated balance sheets.

There can be no assurance that our currently accrued asbestos liabilities will be sufficient to cover our payments for such liabilities and related defense costs, or that our accrued insurance recoveries will be realized, through 2013. We believe that it is reasonably possible that we will incur additional charges for our asbestos liabilities and defense costs in the future which could exceed our existing reserves, but cannot estimate such excess amount at this time. We also believe that it is reasonably possible that such excess liabilities could be material to our operating results in any given quarter or year but, based on the information available to us at present, do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.

OTHER LITIGATION

In late December 2003, we settled all claims in a class action lawsuit filed against us and the Georgia-Pacific Corporation Salaried Employees Retirement Plan (the "Plan") in 1997 seeking recovery of alleged underpayments of lump-sum benefits to persons taking early retirement. In February 2004, the District Court entered a preliminary order approving the settlement, which, among other things, scheduled a fairness hearing on the settlement. At the fairness hearing, the District Court will be requested to finally approve the settlement agreement as fair, reasonable, and adequate. Under the settlement the Plan will pay $67 million in additional benefits to certain class members plus 1% simple annual interest from December 18, 2003 until the date of distribution, which includes attorney and class representative fees, and costs to administer the settlement. All claims against the Plan and us will be dismissed with prejudice. The settlement may affect our net periodic pension cost and obligation to fund the Plan over time; however, we believe that the settlement should not have a material impact on our funding obligations or results of operations. An estimated settlement amount has been included in our projected benefit obligation.

In 2003, we settled a class action antitrust lawsuit filed against us and other manufacturers of containerboard. However, a significant number of plaintiffs opted out of the class and brought suit against the same defendants, making substantially the same allegations. During the first quarter of 2004, we recorded a pre-tax charge of $6 million for the settlement of these lawsuits. We have resolved the bulk of these opt out cases, however a small number remain pending.

In August 1995, Fort James, at the time a publicly-held corporation, transferred certain assets and liabilities of its communications paper and food packaging businesses to two newly formed companies, Crown Vantage, Inc. ("CV"), (a wholly-owned subsidiary of Fort James) and CV's subsidiary Crown Paper Co. ("CP"). CP then entered into a $350 million credit facility with certain banks and issued $250 million face amount of senior subordinated notes. Approximately $483 million in proceeds from these financings were transferred to Fort James in payment for the transferred assets and other consideration. CV also issued to Fort James a pay-in-kind note with a face amount of $100 million. CV shares were then spun off to the Fort James shareholders and CV operated these businesses as a stand-alone company beginning in August 1995.

In March 2001, CP and CV filed for bankruptcy. Various creditors have indicated that the borrowings made by CP and CV, and the payments to Fort James for the assets transferred to CV and CP, caused those companies to become insolvent, and that the transfer of these assets therefore was a fraudulent conveyance. In April 2001, Fort James filed suit against CP and CV in Federal Bankruptcy Court in Oakland, California seeking a declaratory judgment that the transactions did not involve any fraudulent conveyance and that other parties and actions were the cause of the bankruptcy of CV and CP. In September 2001, CV filed suit against Fort James asserting, among other claims, that the transactions described above constituted fraudulent conveyances and seeking unspecified damages. Fort James does not believe that any of its actions in establishing CV or CP involved a fraudulent conveyance or caused the bankruptcy of those companies, and it intends to defend itself vigorously.

The Wisconsin Department of Natural Resources ("WDNR") has referred a Notice of Violation ("NOV") to the Wisconsin Department of Justice ("WDOJ") for further action. The NOV alleges violations by one of our Green Bay paper mills of certain air regulations and permitting requirements concerning emissions from the mill's printing operations and emission monitoring requirements for the mill's dry forming operations. The Company discovered and voluntarily disclosed to WDNR the facts underlying both sets of allegations. Still, the civil penalty may exceed $100,000.

Although the ultimate outcome of these environmental matters and legal proceedings cannot be determined with certainty, based on presently available information management believes that adequate reserves have been established for probable losses with respect thereto. Management further believes that the ultimate outcome of these and other environmental matters and legal proceedings could be material to operating results in any given quarter or year but will not have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.

GUARANTEES AND INDEMNIFICATIONS

Georgia-Pacific is a party to contracts in which it is common for us to agree to indemnify third parties for certain liabilities that arise out of or relate to the subject matter of the contract. In some cases, this indemnity extends to related liabilities arising from the negligence of the indemnified parties, but usually excludes any liabilities caused by gross negligence or willful misconduct. We cannot estimate the potential amount of future payments under these indemnities until events arise that would trigger a liability under the indemnities.

We are a 50% partner in a joint venture ("GA-MET") with Metropolitan Life Insurance Company ("Metropolitan"). GA-MET owns and operates our main office building in Atlanta, Georgia. We account for the investment in GA-MET under the equity method. At April 3, 2004, GA-MET had an outstanding mortgage loan payable to Metropolitan in the amount of $126 million. The note bears interest at 9.5%, requires monthly payments of principal and interest through 2011, and is secured by the land and building owned by the joint venture. In the event of foreclosure, each partner has severally guaranteed payment of one-half of any shortfall of collateral value to the outstanding secured indebtedness. Based on present market conditions and building occupancy, the likelihood of any obligation to us with respect to this guarantee is considered remote.

Additionally, in connection with the sale of assets and the divestiture of businesses, we may agree to indemnify the buyer of the assets and related parties for certain losses or liabilities incurred by the buyer with respect to (i) the representations and warranties made by us to the buyer in connection with the sale and (ii) liabilities related to the pre-closing operations of the assets sold. Indemnities related to pre-closing operations generally include environmental liabilities, tax liabilities, and other liabilities not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to us, but simply serve to protect the buyer from potential liability associated with our obligations existing at the time of the sale. As with any liability, we have previously accrued for those pre-closing obligations that are considered probable and reasonably estimable. We have not accrued any additional amounts as a result of the indemnities summarized below, which result from significant asset sales and divestures in recent years.

- *Unisource* – In connection with the sale of 60% of our Unisource paper distribution subsidiary to an affiliate of Bain Capital Partners, LLC, we agreed to indemnify Unisource for certain losses resulting from breaches of our representations and warranties contained in the sale agreement. We are not required to pay under this general indemnification obligation until claims against us, on a cumulative basis, exceed $8 million. Upon exceeding this $8 million threshold, we are generally obligated to provide indemnification for any losses in excess of $8 million, up to a limit of $150 million. This general indemnification obligation expires on May 2, 2005, provided that Unisource may make certain claims with respect to various (i) tax and employee benefit matters until the expiration of the applicable statute of limitations and (ii) environmental matters until late 2007.
- *Domtar Inc.* – In connection with the sale of certain of our paper and pulp mills to Domtar, we agreed to indemnify Domtar for certain losses resulting from breaches of our representations and warranties contained in the sale agreement. We are not required to pay under this general indemnification obligation until claims against us, on a cumulative basis, exceed $16 million. Upon exceeding this $16 million threshold, we generally are obligated to provide indemnification for any losses in excess of $16 million, up to a limit of $500 million. The majority of these general indemnification obligations expired on March 31, 2003, and Domtar has asserted some claims under these provisions. However, we remain subject to certain claims by Domtar for various environmental liabilities assumed by it until mid-2011. Our liability with respect to these environmental claims is capped at $100 million, and is subject to the $16 million threshold discussed above.
- *SCA* – In connection with the sale of our away-from-home tissue manufacturing assets to SCA, we agreed to indemnify SCA with respect to certain losses resulting from breaches of our representations and warranties contained in the sale agreement. We are not required to pay under this general indemnification obligation until claims against us, on a cumulative basis, exceed $2 million. Upon exceeding this $2 million threshold, we generally are obligated to provide indemnification for any losses in excess of $1 million, up to a limit of $425 million. The majority of these general indemnification obligations expired on March 2, 2003, and SCA has asserted some claims under these provisions. However, we remain subject to certain claims by SCA for various environmental claims until early 2009. Unlike our $425 million limit on liability with respect to general claims, our liability with respect to certain environmental claims made by SCA is capped at $850 million, less the amount of any indemnification payments previously made under our general indemnification obligations.

- *Plum Creek* – In connection with the merger of our timberlands business into Plum Creek, we agreed to indemnify Plum Creek with respect to certain losses resulting from breaches of limited representations and warranties contained in the separation agreement. This indemnity generally is not capped at a maximum potential liability and does not expire, but we believe we have very limited exposure under it.
- *Norampac, Inc.* – As part of an asset exchange with Norampac, we agreed to indemnify Norampac with respect to any losses resulting from (i) the breach of limited representations and warranties contained in the asset exchange agreement, (ii) any pre-exchange liabilities related to the exchanged facility not assumed by Norampac, and (iii) any environmental liability related to the pre-exchange operations of the exchanged facility. We are not required to pay under this general indemnification obligation until claims against us, on a cumulative basis, exceed $500,000. Upon exceeding this threshold, we generally are obligated to provide indemnification for any losses in excess of $500,000, up to a limit of $10 million. The majority of these general indemnification obligations and the environmental liability indemnity expire in April 2006.
- *Genessee & Wyoming Inc.* – In connection with the sale of the assets of certain of our railroads to Genesee & Wyoming Inc. ("GWI"), we agreed to indemnify GWI for certain losses suffered as a result of our breaches of certain representations, warranties and covenants contained in the sale agreement. We are generally not required to pay under the indemnities until claims against us, on a cumulative basis, exceed $500,000. Upon exceeding this threshold, we are generally obligated to provide indemnification for losses in excess of $500,000, up to a limit of $20 million for general indemnities. With respect to our environmental indemnities generally, we are obligated to provide indemnification for 80% of losses in excess of $500,000 and GWI is responsible for the remaining 20%, up to a total cap of $2 million. In the event environmental liabilities exceed $2 million, we are obligated to pay 100% of any such excess up to a limit of $15 million. The majority of these general indemnification obligations expire in June 2005, while the environmental liability indemnity expires in December 2008.
- *Sale of Insurance Receivables.* – In 2003, we sold, without recourse, approximately $156 million of asbestos insurance receivables to a trust established for the purpose of securitizing the receivables. We have retained no interests in the trust or the receivables. According to the sale agreement, the Certificate of Claims Qualification and Qualified Payments have been transferred to the purchaser. Our continuing involvement is limited to our agreement to indemnify the trust for any losses resulting from our breach of any representation or warranty we made in agreements associated with the sale, or any claims brought by the insurance companies.

We do not believe that any amounts that we may be required to pay under the indemnities set forth in the agreements relating to the divestitures summarized above will be material to our results of operations, financial position, or liquidity. We will accrue a liability related to a specific indemnity when future payment is probable and the amount is reasonably estimable.

13.   CONDENSED CONSOLIDATING INFORMATION. Fort James is an issuer of certain securities registered under the Securities Act of 1933, thus subjecting it to reporting requirements under Section 15(d) of the Securities Exchange Act of 1934. Fort James and Fort James Operating Company, a subsidiary of Fort James, guaranteed our $500 million and $1.5 billion senior notes offerings, which were completed on June 3, 2003 and January 30, 2003, respectively. Fort James Operating Company guarantees the securities issued by Fort James. Similarly, certain of our domestic subsidiaries guarantee our Multi-Year Revolving Credit Facility. Each subsidiary issuer or subsidiary guarantor is 100% owned by us and all guarantees are full and unconditional.

Certain assets and liabilities are administered by us, and, accordingly, are maintained at the Corporation and thus are not reflected on the balance sheets of our subsidiaries. The statements of operations properly reflect all results of operations of each respective entity. The following condensed consolidating financial information is presented in lieu of consolidated financial statements for Fort James and Fort James Operating Company because the securities issued by Fort James are fully and unconditionally guaranteed by us:

Included in Other Non-Guarantor Subsidiaries is our wholly owned subsidiary G-P Receivables, a special purpose entity into which some of our receivables and the receivables of participating domestic subsidiaries are sold. G-P Receivables bought these receivables at a significant discount during the first quarter of 2004 resulting in G-P Receivables recognizing a credit to general and administrative expense of $286 million, and the Corporation, Fort James Guarantor Subsidiary, and Other Non-Guarantor Subsidiaries recognizing a corresponding charge to general and administrative expense of $256 million, $4 million and $26 million, respectively.   Prior to December 2003, G-P Receivables purchased the receivables at face value; accordingly, no such income or loss was recognized in the first quarter of 2003.

CONSOLIDATING STATEMENTS OF INCOME
FIRST QUARTER 2004

In millions	Georgia-Pacific Corp.	Fort James Corp.	Fort James Guarantor Subsidiary	Fort James Non-Guarantor Subsidiaries	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net sales	$ 3,021	$ -	$ 1,141	$ 578	$ 1,084	$ (602)	$ 5,222
Costs and expenses							
Cost of sales	2,441	-	818	393	916	(603)	3,965
Selling and distribution	159	-	125	46	28	-	358
Depreciation, amortization and accretion	112	-	61	36	35	-	244
General and administrative	392	-	43	30	(246)	-	219
Interest, net	131	9	96	(61)	22	-	197
Other (income) losses, including equity income in affiliates	(277)	(96)	1	(1)	1	398	26
Total costs and expenses	2,958	(87)	1,144	443	756	(205)	5,009
(Loss) income from continuing operations before income taxes	63	87	(3)	135	328	(397)	213
Benefit (provision) for income taxes	82	3	1	(37)	(120)	-	(71)
Income (loss) from continuing operations	145	90	(2)	98	208	(397)	142
Income from discontinued operations, net of taxes	2	-	-	-	4	(1)	5
Income (loss) before accounting change	147	90	(2)	98	212	(398)	147
Cumulative effect of accounting change, net of taxes	-	-	-	-	-	-	-
Net income (loss)	$ 147	$ 90	$ (2)	$ 98	$ 212	$ (398)	$ 147

CONSOLIDATING STATEMENTS OF INCOME
FIRST QUARTER 2003

In millions	Georgia-Pacific Corp.	Fort James Corp.	Fort James Guarantor Subsidiary	Fort James Non-Guarantor Subsidiaries	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net sales	$ 2,346	$ -	$ 1,195	$ 500	$ 976	$ (579)	$ 4,438
Costs and expenses							
Cost of sales	2,076	-	849	356	819	(579)	3,521
Selling and distribution	118	-	116	43	28	-	305
Depreciation, amortization and accretion	114	-	64	28	37	-	243
General and administrative	103	-	37	37	14	-	191
Interest, net	131	6	109	(62)	20	-	204
Other losses (income), including equity income in affiliates	(93)	(66)	74	-	-	163	78
Total costs and expenses	2,449	(60)	1,249	402	918	(416)	4,542
(Loss) income from continuing operations before income taxes	(103)	60	(54)	98	58	(163)	(104)
Benefit (provision) for income taxes	73	2	21	(21)	(22)	-	53
Income (loss) from continuing operations	(30)	62	(33)	77	36	(163)	(51)
Income from discontinued operations, net of taxes	(3)	-	-	-	(4)	-	(7)
(Loss) income before accounting change	(33)	62	(33)	77	32	(163)	(58)
Cumulative effect of accounting change, net of taxes	3	2	22	-	1	-	28
Net (loss) income	$ (30)	$ 64	$ (11)	$ 77	$ 33	$ (163)	$ (30)

CONSOLIDATING STATEMENTS OF CASH FLOWS
FIRST QUARTER 2004

In millions	Georgia-Pacific Corp.	Fort James Corp.	Fort James Guarantor Subsidiary	Fort James Non-Guarantor Subsidiaries	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Cash (used for) provided by operating activities	$ (141)	$ (1)	$ 10	$ 121	$ (37)	$ -	$ (48)
Cash flows from investing activities:							
Property, plant and equipment investments	(46)	-	(34)	(11)	(18)	-	(109)
Net proceeds from sales of assets	5	-	1	1	-	-	7
Other	(2)	-	-	(1)	(3)	-	(6)
Cash used for investing activities	(43)	-	(33)	(11)	(21)	-	(108)
Cash flows from financing activities:							
Net increase (decrease) in debt	63	(8)	(11)	(24)	166	-	186
Net change in intercompany payable/invested equity	135	(4)	34	(51)	(114)	-	-
Proceeds from option plan exercises	34	-	-	-	-	-	34
Fess paid to issue debt	(18)	-	-	-	-	-	(18)
Cash dividends paid	(32)	-	-	-	-	-	(32)
Other	-	13	-	1	-	-	14
Cash provided by (used for) financing activities	182	1	23	(74)	52	-	184
Increase in cash	(2)	-	-	36	(6)	-	28
Balance at beginning of period	1	-	1	25	24	-	51
Balance at end of period	$ (1)	$ -	$ 1	$ 61	$ 18	$ -	$ 79

CONSOLIDATING STATEMENTS OF CASH FLOWS
FIRST QUARTER 2003

In millions	Georgia-Pacific Corp.	Fort James Corp.	Fort James Guarantor Subsidiary	Fort James Non-Guarantor Subsidiaries	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Cash (used for) provided by operating activities	$ 72	$ 4	$ (136)	$ 131	$ (96)	$ -	$ (25)
Cash flows from investing activities:							
Property, plant and equipment investments	(55)	-	(46)	(8)	(14)	-	(123)
Net proceeds from sales of assets	1	-	-	-	-	-	1
Other	(5)	-	-	(3)	(1)	-	(9)
Cash used for investing activities	(59)	-	(46)	(11)	(15)	-	(131)
Cash flows from financing activities:							
Net increase (decrease) in debt	284	7	(26)	(18)	-	-	247
Net change in intercompany payable/invested equity	(230)	(11)	208	(78)	111	-	-
Fess paid to issue debt	(37)	-	-	-	(1)	-	(38)
Cash dividends paid	(31)	-	-	-	-	-	(31)
Cash provided by (used for) financing activities	(14)	(4)	182	(96)	110	-	178
Increase in cash	(1)	-	-	24	(1)	-	22
Balance at beginning of period	3	-	-	18	21	-	42
Balance at end of period	$ 2	$ -	$ -	$ 42	$ 20	$ -	$ 64

CONSOLIDATING BALANCE SHEETS
AS OF APRIL 3, 2004

In millions	Georgia-Pacific Corp.	Fort James Corp.	Fort James Guarantor Subsidiary	Fort James Non-Guarantor Subsidiaries	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
ASSETS							
Current assets							
Cash and equivalents	$ (1)	$ -	$ 1	$ 61	$ 22	$ -	$ 83
Receivables, less allowances	(10)	-	-	550	1,123	-	1,663
Inventories	671	-	651	287	305	1	1,915
Deferred income tax assets	175	-	(39)	16	(35)	-	117
Intercompany interest receivable	522	15	-	17	93	(647)	-
Net assets held for sale	629	-	-	46	1,124	-	1,799
Other current assets	66	-	62	71	118	(37)	280
Total current assets	2,052	15	675	1,048	2,750	(683)	5,857
Total property, plant and equipment, net	2,637	-	3,169	1,173	1,444	1	8,424
Goodwill, net	491	-	5,824	974	176	-	7,465
Intercompany note receivable	2,291	1,966	-	3,781	203	(8,241)	-
Other assets	10,959	9,527	495	296	856	(19,192)	2,941
Total assets	$ 18,430	$ 11,508	$ 10,163	$ 7,272	$ 5,429	$ (28,115)	$ 24,687

CONSOLIDATING BALANCE SHEETS (continued)
AS OF APRIL 3, 2004

In millions	Georgia-Pacific Corp.	Fort James Corp.	Fort James Guarantor Subsidiary	Fort James Non-Guarantor Subsidiaries	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current liabilities							
Short-term debt	$ 928	$ 700	$ 7	$ 12	$ 860	$ -	$ 2,507
Accounts payable	532	-	180	503	203	(1)	1,417
Intercompany interest payable	93	228	18	1	307	(647)	-
Net liabilities held for sale	289	-	-	-	217	(60)	446
Other current liabilities	933	20	184	161	161	(37)	1,422
Total current liabilities	2,775	948	389	677	1,748	(745)	5,792
Long-term debt, excluding current portion	7,401	410	250	66	109	-	8,236
Other long-term liabilities	2,180	-	592	161	817	(38)	3,712
Deferred income tax liabilities	348	(29)	652	38	416	-	1,425
Intercompany note payable	204	930	5,006	78	2,023	(8,241)	-
Shareholders'/invested equity	5,522	9,249	3,274	6,252	316	(19,091)	5,522
Total liabilities and shareholders' equity	$ 18,430	$ 11,508	$ 10,163	$ 7,272	$ 5,429	$ (28,115)	$ 24,687

CONSOLIDATING BALANCE SHEETS
AS OF JANUARY 3, 2004

In millions	Georgia-Pacific Corp.	Fort James Corp.	Fort James Guarantor Subsidiary	Fort James Non-Guarantor Subsidiaries	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
ASSETS							
Current assets							
Cash and equivalents	$ -	$ -	$ 1	$ 25	$ 25	$ -	$ 51
Receivables, less allowances	(16)	-	-	541	1,017	-	1,542
Inventories	618	-	629	285	316	-	1,848
Deferred income tax assets	174	-	(39)	16	(34)	-	117
Intercompany interest receivable	488	8	-	7	91	(594)	-
Net assets held for sale	508	-	-	45	943	-	1,496
Other current assets	148	-	12	64	126	(49)	301
Total current assets	1,920	8	603	983	2,484	(643)	5,355
Total property, plant and equipment, net	2,663	-	3,226	1,215	1,477	1	8,582
Goodwill, net	491	-	5,824	994	176	(1)	7,484
Intercompany note receivable	2,289	1,964	(1)	3,772	204	(8,228)	-
Other assets	10,883	9,531	496	342	848	(19,116)	2,984
Total assets	$ 18,246	$ 11,503	$ 10,148	$ 7,306	$ 5,189	$ (27,987)	$ 24,405

CONSOLIDATING BALANCE SHEETS (continued)
AS OF JANUARY 3, 2004

In millions	Georgia-Pacific Corp.	Fort James Corp.	Fort James Guarantor Subsidiary	Fort James Non-Guarantor Subsidiaries	Other Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current liabilities							
Short-term debt	$ 47	$ 714	$ 7	$ 13	$ 698	$ (1)	$ 1,478
Accounts payable	511	-	181	505	208	-	1,405
Intercompany interest payable	91	212	8	1	282	(594)	-
Net liabilities held for sale	229	-	-	-	226	(60)	395
Other current liabilities	891	24	172	146	167	(50)	1,350
Total current liabilities	1,769	950	368	665	1,581	(705)	4,628
Long-term debt, excluding current portion	8,225	404	254	91	100	-	9,074
Other long-term liabilities	2,266	-	587	179	834	(40)	3,826
Deferred income tax liabilities	388	(27)	655	42	425	-	1,483
Intercompany note payable	204	928	5,006	77	2,014	(8,229)	-
Shareholders'/invested equity	5,394	9,248	3,278	6,252	235	(19,013)	5,394
Total liabilities and shareholders' equity	$ 18,246	$ 11,503	$ 10,148	$ 7,306	$ 5,189	$ (27,987)	$ 24,405

14.   OPERATING SEGMENT INFORMATION. We have six reportable operating segments: North America consumer products, international consumer products, packaging, bleached pulp and paper, building products manufacturing and building products distribution. The following represents selected operating data for each reportable segment for the three months ended March 2004 and 2003.

CONSOLIDATED SELECTED OPERATING SEGMENT DATA (Unaudited)
Georgia-Pacific Corporation and Subsidiaries

(Dollar amounts in millions)	First Quarter 2004		First Quarter 2003	
NET SALES TO UNAFFILIATED CUSTOMERS				
North America consumer products	$ 1,341	26%	$ 1,287	29%
International consumer products	542	10	473	11
Packaging	649	13	660	15
Bleached pulp and paper	387	7	368	8
Building products manufacturing	1,039	20	776	17
Building products distribution	1,261	24	873	20
Other	3	-	1	-
Total net sales to unaffiliated customers	$ 5,222	100%	$ 4,438	100%
INTERSEGMENT SALES				
North America consumer products	$ 1		$ 1	
International consumer products	-		-	
Packaging	26		29	
Bleached pulp and paper	145		148	
Building products manufacturing	613		449	
Building products distribution	3		2	
Other[1]	(788)		(629)	
Total intersegment sales	$ -		$ -	
TOTAL NET SALES				
North America consumer products	$ 1,342	26%	$ 1,288	29%
International consumer products	542	10	473	11
Packaging	675	13	689	15
Bleached pulp and paper	532	10	516	12
Building products manufacturing	1,652	32	1,225	27
Building products distribution	1,264	24	875	20
Other[1]	(785)	(15)	(628)	(14)
Total net sales	$ 5,222	100%	$ 4,438	100%

[1] Includes elimination of intersegment sales.

CONSOLIDATED SELECTED OPERATING SEGMENT DATA (Unaudited)
Georgia-Pacific Corporation and Subsidiaries

(Dollar amounts in millions)	First Quarter 2004		First Quarter 2003	
OPERATING PROFITS (LOSSES)				
North America consumer products	$ 122	30%	$ 123	123%
International consumer products	58	14	43	43
Packaging	45	11	59	59
Bleached pulp and paper	(20)	(5)	(43)	(43)
Building products manufacturing	263	64	(17)	(17)
Building products distribution	58	14	3	3
Other[2]	(116)	(28)	(68)	(68)
Total operating profits	410	100%	100	100%
Interest expense	(197)		(204)	
Income (loss) from continuing operations before income taxes	213		(104)	
(Provision) benefit for income taxes	(71)		53	
Income (loss) from continuing operations	142		(51)	
Income (loss) from discontinued operations, net of taxes	5		(7)	
Net income (loss) before accounting change	147		(58)	
Cumulative effect of accounting change, net of taxes	–		28	
Net income (loss)	$ 147		$ (30)	

[2] Includes some miscellaneous businesses, unallocated corporate operating expenses and the elimination of profit on intersegment sales.

Item 2.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

Overview

Our strategy is to improve our portfolio of businesses by investing in businesses that are high value-added and that position us closer to consumers, and by divesting or exiting non-strategic businesses. A key component of that strategy is improving our bath tissue, paper towel and napkin business, which is commonly referred to as the tissue business. We believe that our acquisition of Fort James Corporation in late 2000 directly facilitated that strategy. In our other paper and forest products businesses, we are focused on maximizing cash returns by differentiating our products and partnering with our customers to improve supply chain efficiencies.

On March 30, 2004, we announced that we agreed to sell an interest in our Brazilian pulp businesses for $75 million. This transaction is expected to close during the second quarter of 2004. After tax proceeds are expected to be approximately $56 million. We expect to utilize the proceeds of this sale to further reduce debt. We expect to recognize a small after tax gain on the sale upon closure.

On February 26, 2004, we announced that we reached a definitive agreement for Koch Cellulose, LLC, a wholly owned subsidiary of Koch Industries, Inc., to acquire our non-integrated pulp mills at Brunswick, Georgia, and New Augusta, Mississippi, and a short-line railroad for $610 million, including the assumption of $73 million of indebtedness. The sale, which is subject to customary conditions, is expected to be completed in the second quarter of 2004. We expect the transaction to result in debt reduction of $535 million, which includes cash and $73 million of debt to be assumed by Koch. We also intend to defease an outstanding $24 million tax-exempt bond prior to the consummation of the transaction in order to transfer certain assets to Koch. The results of operations associated with this sale have been reported as discontinued operations.

On March 12, 2004, we announced that we reached a definitive agreement to sell our building products distribution segment to a new company owned by Cerberus Capital Management L.P., a private investment firm, and members of the building products distribution business' management team. Closing on the sale is subject to customary conditions and is expected to occur in the second quarter of 2004. The overall transaction is valued at approximately $810 million, which assumes $630 million of working capital at closing. We expect the transaction to result in net after tax proceeds of approximately $780 million, which will be used to repay debt. Actual cash proceeds could be larger or smaller depending upon the actual working capital value at closing.

In 2001, in connection with the redirection of our focus away from commodity-based businesses, we sold a portion of our pulp and paper assets to Domtar Inc. and completed the spin-off of our timber business and its merger into Plum Creek. In 2002, we sold a 60% controlling interest in our Unisource paper distribution business.

In addition to our strategic initiatives, the primary issues that affect us are economic conditions in the United States and Europe, the levels of supply and demand in the paper and forest products industry, our debt and liquidity, and uncertainty about our total asbestos liability.

Industry Conditions

Most of our businesses have experienced weak industry conditions during the past three years. Industry productive capacity has generally exceeded demand, resulting in cyclically low prices. Consequently, operating results for our consumer products, packaging and bleached pulp and paper business have declined each year since 2000. Factors that have negatively impacted the supply/demand balance over the period include:

- sluggish economic growth in the U.S. and export markets,
- increased paper and forest product production capacity outside the United States,
- weak employment conditions,
- lower U.S. industrial output as production shifts to other regions of the world,
- a decline in U.S commercial construction, and
- increased energy and wastepaper costs.

Our building products business was an exception in 2003 and the first quarter of 2004, as a result of relatively high prices for structural wood panels beginning in the second half of the 2003. Low industry inventories and a weather-delayed seasonal pickup in housing starts combined to create a temporary, but severe, supply/demand imbalance. A very strong U.S. residential housing construction market, in spite of declining demand from commercial construction and industrial markets, has supported building products demand over the past three years.

We are continuously focused on maximizing the efficiency of our manufacturing and logistics systems, and in light of industry conditions we have shut down a number of facilities and machines during the past three years. These have resulted in asset impairment charges and severance costs.

Our strategic initiative to move away from the commodity end of our product spectrum toward more consumer products and value-added services is intended to mitigate, to some extent, the impact of commodity cycles and increase our profit margins. Over the past three years, we have introduced a number of new and improved specialty products with qualities that differentiate them from industry commodities, provide additional value to customers and consumers, and sell at a premium. We have also focused on developing supply chain solutions, which reduce the costs of warehousing, transportation, handling and waste, and are able to share these savings with our customers.

Debt and Liquidity

Our senior management has established the parameters of our financial policies, which have been approved by our board of directors. These include balancing our debt and equity to keep our weighted average cost of capital low while retaining the flexibility needed to ensure that we can meet our financial obligations when or before they come due and to finance attractive business opportunities. Historically, we set debt targets based on our cash generating capability under various business scenarios. We experience variances in cash flow from period to period and various methods are utilized to reasonably estimate possible deviations in estimated future cash flows.

We maintain a high portion of our debt as long-term at fixed interest rates. We intend to manage the maturities of our long-term debt (excluding bank debt) so that no more than $500 million matures in any one year and if it does then the sum of the maturities of any two consecutive years does not significantly exceed $1 billion. Generally, we seek to have 75% of our aggregate debt at fixed rates so as to minimize exposure to fluctuating interest rates. Short-term debt is used in modest proportions and generally for seasonal working capital variations and/or financing some of our accounts receivable. We utilize bank credits for temporary short- and/or intermediate-term financing usually bridging known or expected events. Additionally, we maintain committed, available borrowing capacity to allow for seasonal, timing or unexpected needs. As of April 3, 2004, unused capacity under our Multi-Year Revolving Credit Facility was $1,448 million. For further discussion of the unused capacity, see the tables that follow.

We are focused on reducing the amount of debt that we carry and to minimize the interest costs on that debt. As part of our efforts to reduce the amount of debt, we have agreed to sell our building products distribution business, our non-integrated pulp operations and other pulp assets. These transactions are expected to be completed in the second quarter of 2004. We expect to utilize the after tax proceeds from these sales to reduce debt by approximately $1,371 million.

In an effort to minimize the interest costs on the debt that we carry, during the first quarter of 2004, we called $243 million of our 9.875% debentures due November 1, 2021, and $250 million of our 9.625% debentures due March 15, 2022. In addition, we announced that we have elected to call $250 million of our 9.5% debentures due May 15, 2022 and redeemed these debentures on April 20, 2004. We also announced that we have elected to call $240 million of our 9.125% debentures due July 1, 2022, and we expect to redeem these debentures on or about May 6, 2004. We expect to use funds available under our revolving credit facility to redeem these debentures.

We continuously review our financing objectives to determine the appropriate level of debt to employ in our capital structure to provide the necessary flexibility to finance future growth and investment opportunities.

Asbestos

We, and many other companies, are defendants in suits brought in various courts around the nation by plaintiffs who allege that they have suffered personal injury as a result of exposure to asbestos-containing products. Our asbestos liabilities relate primarily to joint systems products manufactured by Bestwall Gypsum Company and our gypsum business that contained small amounts of asbestos fiber. We acquired Bestwall in 1965, and discontinued using asbestos in the manufacture of these products in 1977. These suits allege a variety of lung and other diseases based on alleged exposure to our products. In many cases, the plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of their exposure, or that any injuries they have incurred did in fact result from exposure to our products. Most asbestos suits involve multiple claimants seeking money damages and virtually all asbestos suits involve multiple defendants. Historically, the vast majority of claims against us have been resolved either by settlement or dismissal, rather than by jury verdicts.

Beginning in 2001, and again at the end of 2002 and 2003, we retained nationally recognized consultants in asbestos liability and insurance to work with us to estimate the amounts, net of insurance, that we would pay for our asbestos-related liabilities and defense costs for the following 10-year periods. At the end of 2001 we recorded an initial liability of $350 million to cover the projected asbestos liabilities and defense costs, net of expected insurance recoveries, we expected to pay through 2011. At the end of 2002, we increased our reserve net of expected insurance recoveries by $315 million to add the estimated net cost for 2012, and to increase our estimated liability for years 2003 through 2012 based on actual costs in 2002, which were higher than expected.

Our actual 2003 claims experience was in line with the underlying assumptions we used to determine our projected asbestos liability at the end of 2002. Also during the year, we completed agreements with two insurers of our asbestos liabilities which generally provide that we will be able to recover more insurance from those carriers than we had assumed when we were projecting our insurance receivables in 2002. After adjusting our estimated receivables and adding an estimate of our net costs for 2013, our total 10-year net liability at the end of 2003 was $451 million, compared with $492 million at the end of 2002. The following table details the activity in our asbestos liability and receivable balances during the first quarter of 2004:

Asbestos Liabilities		**(in millions)**
Beginning Balance	$	1,027
Accruals		-
Payments		(47)
Ending Balance	$	980

Insurance Receivable		
Beginning Balance	$	576
Accruals		-
Receipts		(11)
Ending Balance	$	565

We expect insurance proceeds to be lower in 2004 than in previous years because we monetized $156 million of the receivables in the fourth quarter of 2003, and we have entered the third layer of our insurance coverage, which has more insolvent carriers. As a result, we expect the insurance proceeds over the next two years to be below 50% until we exhaust this layer and move to upper layers with fewer insolvencies.

In recent years federal and state legislators have considered proposals for tort reform generally, and to deal with asbestos litigation in particular. Tort reform legislation has been enacted in some states where large numbers of claims have been filed against us, but because this legislation is relatively new, we are not able to assess its effect as yet. In the U.S. Senate, the Fairness in Asbestos Injury Resolution Act was introduced in 2003, and approved by the Senate Judiciary Committee. The Act would create a national trust fund, to be funded by companies and insurers which have asbestos liability; the fund would pay claims of asbestos victims and generally end litigation alleging personal injury caused by asbestos in federal and state courts. On April 22, 2004, the United States Senate voted against cloture on a bill, which was substantially similar to the bill passed by the Judiciary Committee in 2003. The vote, on a motion to impose cloture on the debate surrounding the bill, was 50-47; 60 votes were required to impose cloture. Cloture is a procedural step to limit debate on a bill. Leaders of both political parties have announced they will have further negotiations about this bill.

For further information regarding our asbestos matters, see Note 12 of the Notes to Consolidated Financial Statements.

FIRST QUARTER 2004 COMPARED WITH FIRST QUARTER 2003

During the first quarter of 2004 we reported consolidated net sales of $5.2 billion, compared with net sales of $4.4 billion for the first quarter of 2003.

Interest expense decreased $7 million to $197 million in the first quarter of 2004 compared with $204 million in the first quarter of 2003, principally as a result of lower debt levels that were mostly offset by higher average interest rates. Interest expense allocated to discontinued operations was $3 million in both the first quarters of 2004 and 2003.

Income from continuing operations before income taxes was $213 million and we reported an income tax provision of $71 million for the first quarter of 2004, compared with a loss from continuing operations before income taxes of $104 million and an income tax benefit of $53 million for the first quarter of 2003. The effective tax rate in 2004 was different from the statutory rate primarily because of lower international income tax rates and utilization of state tax credits.   The effective tax rate in 2003 was different from the statutory rate primarily because of lower international income tax rates, utilization of state tax credits and the reversal of approximately $10 million of income tax contingency reserves no longer required in Europe.

In connection with the announced agreement to sell our non-integrated pulp mills at Brunswick, Georgia, and New Augusta, Mississippi, and a short-line railroad on February 26, 2004, we began reporting these businesses as discontinued operations in the statements of operations. Effective February 26, 2004, we ceased depreciation of the related assets.

These pulp businesses were previously reported in the bleached pulp and paper segment and the railroad was reported in the packaging segment. Income from discontinued operations, net of taxes was $5 million in the first quarter of 2004, compared to a loss from discontinued operations, net of taxes of $7 million in the first quarter of 2003. The year-over-year increase in income from discontinued operations, net of taxes resulted primarily from higher average selling prices for pulp products and lower depreciation expense in 2004.

On December 29, 2002, we adopted SFAS No. 143. SFAS No. 143 requires that entities record the fair value of an asset retirement obligation in the period in which it was incurred. The cumulative effect of adopting SFAS No. 143 was an after tax credit of $28 million effective at the beginning of 2003 (see Note 9 of the Notes to Financial Statements).

The remaining discussion of continuing operations refers to the "Consolidated Selected Operating Segment Data" table (included in Note 13 to the Consolidated Financial Statements).

NORTH AMERICA CONSUMER PRODUCTS
Net sales and operating profits for the North America consumer products segment were $1,342 million and $122 million, respectively, for the first quarter of 2004 compared with net sales of $1,288 million and operating profits of $123 million during the first quarter of 2004. Included in the 2004 operating results is a pre-tax charge of $2 million for severance costs associated with job eliminations in our Green Bay Broadway manufacturing facility. Included in the 2003 operating results is a pre-tax impairment charge of $25 million related to the closure of tissue-manufacturing and converting operations at our Old Town, Maine mill (see Note 6 of the Notes to Financial Statements).

Operating returns in the first quarter of 2004 declined slightly from the first quarter of 2003 primarily due to increased costs. Spending increased $22 million for advertising and promotion primarily associated with the re-launch of our Brawny® paper towels and Quilted Northern® bathroom tissue while waste paper, purchased pulp, wood, electricity and resin costs increased as well. Average selling prices for commercial tissue decreased 5% compared to the first quarter of 2003. These operating declines were offset by a 7% increase in average selling prices for Dixie and increased sales volumes for retail tissue, commercial tissue and Dixie of 5%, 6% and 3%, respectively. For the remainder of 2004, we expect margins to improve as we implement announced price increases of 4% to 9% and demand continues to improve by means of our product re-launches and the economic recovery.

INTERNATIONAL CONSUMER PRODUCTS
Our international consumer products segment reported net sales and operating profits of $542 million and $58 million, respectively, during the first quarter of 2004, compared with $473 million and $43 million of net sales and operating profits, respectively, in the prior year. The first quarter 2004 results include a credit of $4 million for the reversal of severance reserves. During the first quarter of 2004 the dollar weakened against the functional currencies of the businesses in the international consumer products segment when compared to the first quarter of 2003. The impact of the change in foreign currency exchange rates was to increase net sales and operating profits in 2004 by $75 million and $8 million, respectively. Compared with the first quarter of 2003, average selling prices for the international consumer products segment decreased 6%, while sales volumes increased 5% during 2004. Operating conditions in the international consumer products segment are expected to remain competitive during the remainder of 2004 as a result of rising raw material costs.

PACKAGING
The packaging segment reported net sales of $675 million and operating profits of $45 million in the first quarter of 2004, compared with net sales of $689 million and operating profits of $59 million in the first quarter of 2003. Lower year-over-year selling prices and higher wood and wastepaper costs offset a 5% increase in shipments, lower inventories and slightly lower natural gas costs for the first quarter of 2004. Average selling prices decreased compared to first quarter 2003; however, we expect selling prices to trend upward in the next quarter.

BLEACHED PULP AND PAPER

The bleached pulp and paper segment reported net sales of $532 million and an operating loss of $20 million in the 2004 first quarter. For the same period in 2003, the segment reported net sales of $516 million and operating loss of $43 million. Included in the 2004 operating results is an $8 million operating loss from our minority interest in Unisource. Included in the 2003 operating results is an impairment charge of $49 million related to the closure of tissue-manufacturing and converting operations at our Old Town, Maine mill (see Note 6) and an $8 million loss from the company's minority interest in Unisource. The year-over-year decrease in operating profits was primarily a result of a 9% decrease in average selling prices and higher energy costs for the first quarter of 2004, offset somewhat by 3% higher sales volumes. Improved first quarter demand driven by a strengthening economy has led to late-quarter price increase announcements by all major competitors. Compared with prior periods, first quarter 2004 industry operating rates are up and industry inventories are lower. For the remainder of 2004, we expect continued increases in sales volumes and rising selling prices in this segment.

As noted above, we reached an agreement to sell our non-integrated pulp mills at Brunswick, Georgia and New Augusta, Mississippi and a shortline railroad in February of 2004. These results of operations from the pulp mills are currently reported as discontinued operations and were previously included in the bleached pulp and paper segment.

BUILDING PRODUCTS MANUFACTURING

During the first quarter of 2004, the building products manufacturing segment reported net sales of $1,652 million and operating profits of $263 million. In the first quarter of 2003, the segment reported net sales and operating losses of $1,225 million and $17 million, respectively. Included in the 2004 first quarter results were $2 million in employee severance costs for the Gloster, Mississippi, and Russellville, South Carolina plywood facilities. In the first quarter of 2003, we closed a particleboard facility at Oxford, Mississippi and a sawmill at Wakefield, Virginia resulting in total pre-tax charges of approximately $7 million. Average selling prices increased for all segment products with the most significant price increases in plywood and oriented strand board of 52% and 115%, respectively. Additionally, sales volumes increased for plywood, oriented strand board, gypsum and softwood lumber by 11%, 13%, 13% and 21%, respectively. The poor operating results in the first quarter of 2003 are principally a result of poor weather conditions, which led to market-related production curtailment. We expect continued strong residential construction markets and seasonally strong summer demand to drive continued strong operating results for building products through the second and third quarters of 2004.

BUILDING PRODUCTS DISTRIBUTION

The building products distribution segment experienced record setting, first quarter operating results during 2004. Net sales and operating profits for the building products distribution segment were $1,264 million and $58 million, respectively, for the first quarter of 2004. During the same period in 2003, the segment reported net sales and operating profits of $875 million and $3 million, respectively. The increase in operating profits was primarily a result of increased selling prices for all wood and metal-based commodity building products. We also experienced higher gross profit margins while our fixed costs remained constant with those of 2003.

As stated above, we reached a definitive agreement to sell our building products distribution business in March of 2004. We expect to complete this sale in the second quarter of 2004.

OTHER

The operating loss in the "Other" segment, which includes some miscellaneous businesses, unallocated corporate operating expenses and the elimination of profit on intersegment sales, increased by $48 million to a loss of $116 million in 2004 from a loss of $68 million in the 2003 first quarter. Included in the first quarter 2004 results is a pre-tax charge of $26 million associated with the early extinguishment of debt. The increased loss is also attributable to higher stock-based compensation, offset somewhat by foreign currency exchange gains in the first quarter of 2004.

LIQUIDITY AND CAPITAL RESOURCES

Our debt increased during the first quarter of 2004 by approximately $192 million, primarily due to seasonal increased working capital needs. During the remainder of 2004, we expect our cash flow from operations and financing activities to be sufficient to fund planned capital investments, pay dividends and make scheduled debt repayments. The following discussion provides further details of our liquidity and capital resources.

OPERATING ACTIVITIES. For the three months ended April 2004 we used cash for operations of $48 million compared with using cash for operations of $25 million a year ago. The increase in cash used by operating activities is primarily due to increased seasonal working capital.

During the first quarter of 2004, we experienced a seasonal working capital increase of $344 million compared to a working capital increase of $264 million in the first quarter of 2003. Accounts receivable increased during the first quarter of 2004 by $325 million compared to an increase of $162 million in the same period of 2003. The year-over-year increase in accounts receivable related primarily to increased sales in 2004 in the building products businesses driven by higher selling prices primarily for structural panels and lumber. Inventory increased during the first quarter of 2004 by $170 million compared with an increase in inventory of $99 million in the first quarter of 2003. The year-over-year increase in inventory related principally to higher inventories levels in the building products businesses to accommodate higher anticipated demand. Accounts payable increased by $101 million during the first quarter of 2004, compared to an increase in accounts payable of $8 million in the first quarter of 2003. The 2004 increase in accounts payable resulted principally from higher purchases of building products materials as evidenced by higher inventories. Other working capital decreased by $50 million during the first quarter of 2004 compared with a decrease in other working capital of $11 million in the same period of 2003. The year-over-year change in other working capital resulted primarily from higher accrued interest in 2004 related to timing of interest payments, and to increased accruals for pension benefits.

INVESTING ACTIVITIES. Capital expenditures for property, plant and equipment for the three months ended April 2004 were $109 million, which included $42 million in the North America consumer products segment, $11 million in the international consumer products segment, $19 million in the packaging segment, $5 million in the bleached pulp and paper segment, $14 million in the building products manufacturing segment, $1 million in the building products distribution segment, $6 million for discontinued operations and $11 million in the other segment. Capital expenditures for property, plant and equipment in the first quarter of 2003 were $123 million. We expect to make capital expenditures for property, plant and equipment of approximately $750 million in 2004.

In February 2004, the United States EPA finalized two new maximum achievable control technology (MACT) requirements that establish new air emission limits for plywood and composite panel facilities (PCWP MACT) and for boilers at both wood products and pulp and paper facilities (Boiler MACT). Compliance with these standards will be required by mid 2007. We currently estimate compliance cost for the PCWP MACT standard to be approximately $80 million at 40 plants and approximately $50 million to install emission control technology on 38 boilers at various manufacturing locations. The bulk of the capital spending will occur in 2005 and 2006.

On February 26, 2004, we announced that we reached a definitive agreement for Koch to acquire our non-integrated pulp mills at Brunswick, Georgia, and New Augusta, Mississippi, and a short-line railroad for $610 million, including the assumption of $73 million of indebtedness. The sale, which is contingent on regulatory approvals and satisfaction of customary conditions, is expected to be completed in the second quarter of 2004. We expect the transaction to result in debt reduction of $535 million, which includes cash and $73 million of debt to be assumed by Koch. We also intend to defease an outstanding $24 million tax-exempt bond prior to the consummation of the transaction in order to transfer certain assets to Koch. Based on the expected value of this transaction, we recognized a goodwill impairment loss of $106 million in accordance with SFAS No. 142 in the fourth quarter of 2003. We expect to recognize a small after tax loss on the sale upon closing.

On March 12, 2004, we announced that we reached a definitive agreement to sell our building products distribution segment to a new company owned by Cerberus Capital Management L.P., a private investment firm, and members of the building products distribution business' management team. Closing on the sale is subject to customary conditions and is expected to close in the second quarter of 2004. The overall transaction is valued at approximately $810 million, which assumes $630 million of working capital at closing. We expect the transaction to result in net after tax proceeds of approximately $780 million, which will be used to repay debt. Actual cash proceeds could be larger or smaller depending upon the actual working capital value at closing. We expect to record a small gain on the sale upon closing

In connection with the closing of this transaction, we expect to enter into a six-year agreement, which will require the building products distribution business to continue purchasing minimum amounts of structural panels, lumber and other building products manufactured by us. This supply agreement contains terms substantially similar to the current arrangement between our building products manufacturing and building products distribution businesses. Because our continuing involvement with this business under this supply agreement is considered significant to the building products distribution business, the business is not reported as a discontinued operation in accordance with SFAS No. 144, *"Accounting for the Impairment and Disposal of Long-Lived Assets."* The building products distribution business is deemed to be held for sale and the related assets and liabilities are classified as such on the accompanying balance sheets.

On March 30, 2004, we announced that we agreed to sell all of our interests in three Brazilian pulp businesses for $75 million. This transaction is expected to close during the second quarter of 2003. After tax proceeds are expected to be approximately $56 million and we expect to record a small after tax gain on the sale upon closing. We expect to utilize the proceeds of this sale to further reduce debt.

FINANCING ACTIVITIES. Our debt increased by $192 million to $10,840 million at April 3, 2004 (including approximately $97 million of debt classified as "Net liabilities held for sale") from $10,648 million at January 3, 2004 (including approximately $97 million of debt classified as "Net liabilities held for sale"). This increase was somewhat offset by changes in foreign currency exchange rates of $16 million during this time period. At April 3, 2004, the weighted average interest rate on our total debt, including outstanding interest rate exchange agreements, was 7.2%. The following table details the activity in our short and long-term debt balances in 2004:

(in millions)	Short-term	Long-term*	Total
Beginning balances:	$ 689	$ 9,959	$ 10,648
Maturities:			
Accounts receivable secured borrowings	-	-	-
Industrial revenue bonds	-	(1)	(1)
Money markets	-	-	-
Notes	-	-	-
Repayments**	-	(1,303)	(1,303)
Borrowings**	570	942	1,512
Other:			
Effect of foreign currency exchange rates	-	(16)	(16)
Ending balance	$ 1,259	$ 9,581	$ 10,840

---

*   Includes current portion of long-term debt of $1,248 million.
**   Includes repayments and re-borrowings of our Multi-Year Revolving Credit Facility of $776 million and $934 million, respectively.

As of April 3, 2004, we had $859 million outstanding under our $900 million accounts receivable secured borrowing program, which was renewed in December 2003. G-P Receivables, Inc. ("G-P Receivables") is our wholly owned subsidiary and is the special purpose entity into which some of our receivables and the receivables of participating domestic subsidiaries are sold. G-P Receivables, in turn, sells an interest in the receivables to the various banks and entities. This program is accounted for as a secured borrowing. The receivables outstanding under these programs and the corresponding debt are included as both "Receivables" and "Secured borrowings and other short-term notes," respectively, in the accompanying balance sheets. As collections reduce previously pledged interests, new receivables may be pledged. G-P Receivables is a separate corporate entity and its assets will be available first and foremost to satisfy the claims of its creditors. We intend to repurchase the receivable interest sold into the program related to the building products distribution segment. Those receivables will be transferred to the purchaser of that segment pursuant to the divestiture described in Note 5. The amount of that repurchase is currently anticipated to be approximately $380 million.

On April 2, 2004, we borrowed a total of $400 million of 2.6% short-term bank loans scheduled to mature on June 4, 2004. Net proceeds from the loans were used to pay down a portion of our Multi-Year Revolving Credit Facility.

On February 27, 2004, we called $243 million of our 9.875% debentures due November 1, 2021. We also called $250 million of our 9.625% debentures due March 15, 2022on March 31, 2004. In conjunction with these transactions we recorded a pretax charge of $26 million for call premiums and to write off deferred debt issuance costs during the first quarter of 2004. This charge for the early extinguishment of debt was included in "Other losses, net" on the accompanying statements of operations.

In connection with the proposed sale of our non-integrated pulp mills and short-line railroad to Koch (see Note 5), Koch will assume $73 million of indebtedness. In addition, we also intend to defease an outstanding $24 million tax-exempt bond prior to the consummation of the transaction in order to transfer certain assets to Koch.

Also in the first quarter of 2004, we announced that we have elected to call $250 million of our 9.5% debentures due May 15, 2022 and redeemed these debentures on April 20, 2004. We also announced that we have elected to call $240 million of our 9.125% debentures due July 1, 2022, and we expect to redeem these debentures on or about May 6, 2004. We expect to use funds available under our revolving credit facility to redeem these debentures. We have classified the related debt as "Current portion of long-term debt" on the accompanying balance sheets as of April 3, 2004. In the second quarter of 2004, we expect to record a pretax charge of $24 million for call premiums and to write off deferred debt issuance costs.

Our international operations create exposure to foreign currency exchange rate risks. At April 3, 2004, we had outstanding approximately $361 million (net of discount), of Euro-denominated bonds, which were designated as a hedge against our net investment in Europe. The use of this financial instrument allows us to reduce our overall exposure to exchange rate movements, since the gains and losses on this instrument substantially offsets losses and gains on the assets, liabilities and transactions being hedged. These Euro-denominated bonds mature on June 29, 2004.

The indentures associated with the $500 million and $1.5 billion senior notes offerings completed in 2003 allow Georgia-Pacific and any restricted subsidiary (as defined in the indentures) of Georgia-Pacific to incur any debt so long as we meet a fixed charges coverage ratio of 2.00 to 1.00 (as defined in the indentures). In addition, we can incur significant amounts of other items of permitted debt (as defined in the indentures) without being in compliance with the fixed charge coverage ratio. The senior notes indentures allow us to make restricted payments, including making restricted investments, if certain conditions are met. We can, however, make permitted payments and permitted investments without complying with such conditions. These offerings also contain various non-financial covenants. We were in compliance with these debt covenants as of April 3, 2004.

At April 3, 2004, we had $408 million outstanding under our Multi-Year Revolving Credit Facility at a weighted-average interest rate of 3.2% with a maturity date of November 28, 2005. In addition, $644 million of borrowing capacity under the facility was committed to support outstanding letters of credit and similar instruments. Borrowings under this facility bear interest at market rates. These interest rates may be adjusted according to a rate grid based on our debt ratings. Fees and margins may also be adjusted according to a pricing grid based on our debt ratings. Fees include a facility fee of 0.4% per annum on the aggregate commitments of the lenders as well as up-front fees. During the first quarter of 2004, we paid

$2 million in commitment fees. Amounts outstanding under this facility are included in "Long-term debt, excluding current portion" on the accompanying consolidated balance sheets. We are currently evaluating opportunities to renegotiate the Multi-Year Revolving Credit Facility in advance of its maturity on November 28, 2005.

The amounts outstanding under our credit agreement include the following:

In millions	April 3, 2004
Commitments:	$ 2,250
Term loans	250
Credit facilities available	2,500
Amounts Outstanding:	
Letter of credit agreements*	(644)
Revolving loans due November 2005, average rate of 2.9%	(158)
Term loans due November 2005, average rate of 3.3%	(250)
Total credit balance outstanding	(1,052)
Total credit available	$ 1,448

---

* The Letter of Credit Agreements only include Standby Letter of Credits from Bank of America.

Covenants in the Multi-Year Revolving Credit Facility require a maximum leverage ratio (as defined) of 65.00% on April 3, 2004 and thereafter. These covenants also require a minimum interest coverage ratio (as defined), of 2.50 to 1.00 on April 3, 2004; 2.75 to 1.00 on July 3, 2004; and 3.00 to 1.00 on October 2, 2004 and thereafter. In addition, the covenants require a minimum net worth (as defined) that changes quarterly. The covenants also require a maximum debt level of $12,538 million, which changes quarterly, should our leverage ratio be equal to or exceed 65.00%. We were in compliance with these debt covenants as of April 3, 2004, with a leverage ratio of 61.25%, an interest coverage ratio of 3.06 to 1.00, a debt level (as defined) of $10,674 million and an adjusted net worth surplus (as defined) as shown below:

	April 3, 2004
In millions	
Adjusted Net Worth:	
Net worth	$ 5,522
Goodwill impairments	757
Minimum pension liability adjustment	473
Adjusted Net Worth	6,752
Required Net Worth:	
80% of net worth as of the Credit Agreement closing date	4,650
50% of net Income from fourth quarter 2000 through 2004*	281
Proceeds of capital stock or equity interest from fourth quarter 2000 through 2004	1,152
The Timber Company Net Worth	(329)
Required Net Worth	5,754
Adjusted Net Worth surplus	$ 998

* Does not include quarters with net losses.

Our borrowing agreements contain a number of financial and non-financial covenants, which restrict our activities. The more significant financial covenants are discussed above. In addition, certain agreements contain cross-default provisions.

Our continued compliance with these restrictive covenants is dependent a number of factors, many of which are outside of our control. Should events occur that result in noncompliance, we believe there are remedies available that are acceptable to our lenders and us.

The following table presents principal (or notional) amounts and related weighted average interest rates by year of expected maturity for our debt obligations and interest rate exchange agreements as of April 3, 2004. For obligations with variable interest rates, the tables set forth payout amounts based on weighted average rates for the year ended April 3, 2004, and do not attempt to project future interest rates.

(In millions)	2004		2005		2006		2007	
Debt								
Secured borrowings	$	859		–		–		–
Average interest rates		2.2%		–		–		–
Bridge loans	$	400		–		–		–
Average interest rates		2.6%		–		–		–
Credit facilities		–	$	408		–		–
Average interest rate		–		3.2%		–		–
Notes and debentures	$	826*		–	$	609	$	300
Average interest rates		7.9%		–		7.4%		6.9%
Euro-denominated bonds	$	364		–		–		–
Average interest rates		4.8%		–		–		–
Revenue bonds	$	30	$	22	$	1	$	29
Average interest rates		1.3%		5.6%		6.0%		4.9%
Capital leases	$	7	$	13	$	14	$	17
Average interest rates		7.2%		8.2%		8.2%		8.7%
European debt	$	10	$	12	$	10	$	7
Average interest rates		4.6%		4.6%		4.7%		4.0%
Other loans	$	4		–		–		–
Average interest rates		2.8%		–		–		–
Notional amount of interest rate exchange								
agreements (rate collar)		–	$	47		–		–
Average interest rate cap		–		7.5%		–		–
Average interest rate floor		–		5.5%		–		–

(In millions)	2008		Thereafter		Total		Fair value April 3, 2004	
Debt								
Secured borrowings		–		–	$	859	$	859
Average interest rates		–		–		2.2%		2.2%
Bridge loans		–		–	$	400	$	400
Average interest rates		–		–		2.6%		2.6%
Credit facilities		–		–	$	408	$	408
Average interest rates		–		–		3.2%		3.2%
Notes and debentures	$	350	$	5,569	$	7,653	$	8,304
Average interest rates		7.4%		8.4%		8.2%		6.4%
Euro-denominated bonds		–		–	$	364	$	363
Average interest rates		–		–		4.8%		6.2%
Revenue bonds	$	21	$	651	$	754	$	812
Average interest rates		5.0%		5.4%		5.3%		5.0%
Capital leases	$	19	$	201	$	271	$	330
Average interest rates		8.8%		7.7%		7.9%		5.1%
European debt	$	6	$	33	$	78	$	78
Average interest rates		3.9%		3.0%		3.8%		3.7%
Other loans		–		–	$	4	$	4
Average interest rates		–		–		2.8%		3.1%
Debt subtotal					$	10,791		
Less: unamortized debt discount						(48)		
Total debt balance					$	10,743		
Plus: debt allocated to discontinued operations						97		
Total debt outstanding					$	10,840		
Notional amount of interest rate exchange agreements (rate collar)		–		–	$	47	$	3
Average interest rate cap		–		–		7.5%		7.5%
Average interest rate floor		–		–		5.5%		5.5%

*Amount includes the $250 and $239 million debentures to be redeemed during the 2nd quarter of 2004.

Approximately $148 million of our revenue bonds are supported by letters of credit that expire within one year. We have the intent to renew the letters of credit supporting these revenue bonds. Therefore, maturities of these obligations are reflected in accordance with their stated terms. Accordingly, we have reflected the maturity of this amount in 2005. A portion of the Multi-Year Revolving Credit Facility has been reflected as current due to repayments in 2003.

The following table presents commitment amounts by year of expected expiration for our standby letter of credit agreements, operating leases, purchase obligations, and other long-term liabilities.

(In millions)	2004	2005	2006	2007	2008	Thereafter	Total
Standby letters of credit*	$ –	$ –	$ –	$ –	$ –	$ 21	$ 21

* Standby letters of credit not included above under the credit facilities.

We intend to renew the standby letters of credit where appropriate as they mature, therefore, the obligations do not have a definitive maturity date.

On April 28, 2004, Fitch Ratings increased our senior unsecured long-term debt ratings to BB+ from BB and changed our rating outlook to 'stable'. This upgrade is primarily due to debt reductions resulting from expected asset sales as well as increased cash flows from operations. Additionally, on April 14, 2004, Moody's Investor Service revised the outlook for our Senior Implied Ba2 debt rating to 'stable' from 'negative' due to our plans to reduce debt with proceeds from our expected asset sales.

At April 3, 2004, we had interest rate exchange agreements (a collar) that effectively capped $47 million of floating rate obligations to a maximum interest rate of 7.5% and established a minimum interest rate on these obligations of 5.5%. Our interest expense is unaffected by this agreement when the market interest rate falls within this range. During the first quarter of 2004, these agreements decreased interest expense by less than $1 million. The agreements had a weighted-average maturity of approximately two years at April 3, 2004.

The estimated fair value of our interest rate exchange agreements at April 3, 2004 was a $3 million asset. The liability balance represents the estimated amount we would be paid if the agreements were terminated on April 3, 2004. The fair value at April 3, 2004 was estimated by calculating the present value of anticipated cash flows. The discount rate used was an estimated borrowing rate for similar debt instruments with like maturities.

At April 3, 2004 we had $1,902 million of floating rate debt outstanding, which represented approximately 18% of our total debt balance.

As of April 3, 2004, we had $1.5 billion of debt and equity securities available for issuance under a shelf registration statement filed with the Securities and Exchange Commission in 2000.

During the first quarters of 2004 and 2003, we paid dividends totaling $32 million and $31 million, respectively.

OTHER. We employ approximately 61,000 people, approximately 25,000 of whom are members of unions. We consider our relationship with our employees to be good. Fifty-three union contracts are subject to negotiation and renewal in 2004, including ten at major facilities. Eleven of these contracts were renewed during the first quarter of 2004.

Critical Accounting Policies

The following are accounting policies that management believes are most important to the portrayal of our financial condition and results and require management's most difficult, subjective, or complex judgments.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Judgments and assessments of uncertainties are required in applying our accounting policies in many areas. For example, key assumptions are particularly important when determining amounts allocated to identifiable intangible assets in a business combination and in developing our projected liabilities for pension and other postretirement benefits.

Environmental and Legal Matters

Other areas in which significant uncertainties exist include, but are not limited to, projected costs to be incurred in connection with environmental and legal matters, including our asbestos liabilities. The more important assumptions in assessing our asbestos liability are the projection of the number of claims that will be filed against us in the future, which are influenced by the population potentially exposed to asbestos-containing products manufactured by us, the expected occurrence of various diseases in these potentially exposed populations, the rate at which these potentially exposed populations actually file claims, and activities of the asbestos plaintiffs' bar designed to maximize its profits from such claims. The cost of settling claims is driven by these same assumptions, as well as by prevailing judicial and social environments in the jurisdictions in which claims are filed, the rulings by judges and the attitudes of juries in those jurisdictions, the demands of the asbestos plaintiffs' bar with respect to the value of each such claim, the insolvencies of other defendants to a particular claim, and the impact of verdicts against other defendants on settlement demands against us. The unique nature of our asbestos claims and the calculation of the liability does not lend itself to a sensitivity analysis.

We recognize a liability for environmental remediation and legal indemnification and defense costs when we believe it is probable a liability has been incurred and the amount can be reasonably estimated. The liabilities are developed based on currently available information and reflect the participation of other potentially responsible parties, depending on the parties' financial condition and probable contribution. The accruals are recorded at undiscounted amounts and are reflected as liabilities on the accompanying consolidated balance sheets. We also have insurance that covers a substantial part of our asbestos liabilities and defense costs and losses on certain environmental claims. We record receivables to the extent that the realization of the insurance is deemed probable. Such receivables are recorded at an undiscounted amount and are reflected as an asset in the accompanying consolidated balance sheets.

Environmental costs are generally capitalized when the costs improve the condition of the property or prevent or mitigate future contamination. All other costs are expensed.

Goodwill and Long-Lived Assets

In addition, management uses judgment in assessing goodwill and other long-lived assets for impairment. In accordance with the transition provisions of SFAS No. 142, we have assessed the recoverability of our goodwill. Goodwill totaled $7.5 billion at April 3, 2004 and represented 30% of our total assets. We review the recorded value of our goodwill annually at the beginning of the third fiscal quarter of each year, or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is determined by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit. We utilize the present value of expected net cash flows to determine the estimated fair value of our reporting units. This present value model requires management to estimate future net cash flows, the timing of these cash flows, and a discount rate (or weighted average cost of capital) representing the time value of money and the inherent risk and uncertainty of the future cash flows. The discount rate, adjusted for inflation, is based on independently calculated beta risks for a composite group of consumer products companies and forest products peer companies, our target capital mix, and an estimated market risk premium. The assumptions used in estimating future cash flows were consistent with the reporting unit's internal planning. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If the carrying amount of the reporting unit exceeds its estimated fair value, the implied fair value of the reporting unit goodwill is compared to the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. If the discount rate used to estimate the fair value of each reporting unit were increased by 100 basis points, the fair value would continue to exceed the carrying value for all of our reporting units

We assess our long-lived assets other than goodwill for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, we project undiscounted net future cash flows over the remaining life of the assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets.

Accounting Changes

In January 2003, the FASB released FIN 46. FIN 46 requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity in their financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and for VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. We do not have interests in special purpose entities that are not consolidated.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. Some of the matters discussed in this Form 10-Q concerning, among other things, the business outlook, anticipated financial and operating results, strategies, contingencies and our contemplated transactions, constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events. There can be no assurance that these events will occur or that our results will be as estimated. In some cases, the forward-looking statements contained in this Form 10-Q can be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," or "estimates," or the negative of these terms or other comparable terminology.

Forward-looking statements are only predictions. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements, which are based on information known today and speak only as of the date of the filing of this Form 10-Q. Moreover, in the future, we, through our senior management team, may make additional or different forward-looking statements about the matters described in this document. We undertake no obligation to publicly revise any of these forward-looking statements to reflect changes in the facts or information on which they are based or any events or circumstances occurring after the date hereof. Actual events or future results may differ materially as a result of the following factors, as well as other factors described elsewhere in this Form 10-Q, or in our other SEC filings, including our Form 8-K dated October 17 1996, which are incorporated herein by this reference.

Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. In addition to the risks, uncertainties and assumptions discussed elsewhere herein, factors that could cause or contribute to actual results differing materially from such forward-looking statements include the following: the effect of general economic conditions on the demand for consumer products, building products, and pulp and paper, the corresponding level of demand for and cost of wood fiber, wastepaper, energy and other costs, the effect of changes in the productive capacity of manufacturers of competitive products, unanticipated expenditures with respect to environmental, safety and health laws, the current military action in Iraq and the continuing war on terrorism, as well as actions taken or to be taken by the United States or other governments as a result of further acts or threats of terrorism, and other risks, uncertainties and assumptions discussed in our periodic filings with the Securities and Exchange Commission.

The following factors, which we caution are not exclusive, are described in accordance with the provisions of the Private Securities Litigation Reform Act of 1995, which encourages companies to disclose these factors.

We have substantial indebtedness.

As described in this Form 10-Q, we have substantial indebtedness. Our ability to meet our debt service obligations and to repay our outstanding indebtedness will depend in part on cash from operations and in part on cash produced by divestitures of some of our businesses. There can be no assurance that such divestitures will be consummated, or, if consummated, that the price and terms of such divestitures will be advantageous to us. Further, there can be no assurance that our businesses will be able to generate sufficient cash flows from operations, as they are subject to general economic, business, financial, competitive, legislative, regulatory and other factors beyond our control.

On January 21, 2003, Moody's Investors Service announced that it had downgraded our senior implied and issuer debt ratings from Ba1 to Ba2 and our senior unsecured notes from Ba1 to Ba3. Moody's rating actions affected approximately $9 billion of debt securities. On January 29, 2003, Fitch Ratings announced that it had lowered our senior unsecured long-term debt ratings from BB+ to BB and withdrawn our commercial paper rating. Fitch's rating action with respect to the BB rating affected $1.5 billion of debt securities. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any future reductions in our debt ratings could increase the costs of our future short-term financings.

Execution of Transformation Strategy.

Our long-term strategy is to improve our portfolio of businesses by divesting or exiting non-strategic businesses, and by acquiring and expanding businesses which are high value-added and that position Georgia-Pacific closer to its customers. A key to this transformation is our tissue business, which was expanded significantly with the acquisition of Fort James in late 2000. Although we believe that we have a strong cost position, superior manufacturing expertise and excellent brands, this business faces competition from established companies that may have more experience or expertise in marketing, advertising and brand management than we currently have. To succeed, we must continue to develop brand recognition and loyalty, product quality and performance, and our marketing and distribution capabilities. Aggressive reaction by competitors has led to decreased pricing and increased advertising and promotional spending by us in order to maintain market share in this segment as well as others. In addition, to successfully achieve our strategy we will need to rely heavily on the development and introduction of new products and product line extensions as a means of achieving and/or maintaining leadership in various product categories.

Competition and Volatility of Commodity Businesses.

We face intense competition from both large international and small domestic producers in most of our businesses. However, operating results are particularly volatile for our building products and pulp and paper businesses because most of these products are commodities, for which price is the principal competitive factor. We cannot control such factors as decreasing demand from customers or increasing supply from competitors, both of which cause price decreases for such products and in turn adversely affect our net sales, operating income and cash flows.

Costs Associated with Environmental Compliance and Remediation and Litigation.

Our operations are subject to significant regulation by federal, state and local environmental and safety authorities. The costs of compliance with existing and new regulatory schemes could require significant capital expenditures that would decrease the amount of funds available for investment in other areas of our operations. For example, the United States Environmental Protection Agency has recently issued new air emission regulations, known as "MACT" or Maximum Achievable Control Technology regulations, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." The costs of compliance with these regulations, and additional or supplementary regulations, cannot be quantified in all cases, and there can be no assurance that the costs of such compliance will not be material to our results of operations in certain reporting periods. In addition, the costs of remediating known environmental sites, as described in Note 12, in some instances has been significant and remediation of future sites could also be significant. There can be no assurance that the final remediation costs will equal currently estimated costs or that additional sites will not require significant remediation expenses.

We are subject to significant asbestos litigation liabilities and costs, as discussed below, and to other litigation risks that are similar to other corporations of our size and complexity in an increasingly litigious environment. While we do not believe that any of these matters will be material to our long term financial status, certain litigation related matters may be material to our results of operations in certain reporting periods.

Costs Associated with Asbestos Liabilities and Litigation.

In fiscal 2001, 2002 and 2003, working with National Economic Research Associates (NERA) and Navigant Consulting (formerly known as Peterson Consulting), our external consultants, we recorded pre-tax charges totaling $563 million for asbestos liabilities and defense costs, net of anticipated insurance recoveries, that we expect to pay through 2013.

Projecting liabilities for asbestos litigation is subject to a number of important risks and uncertainties, including the possibility that the number of asbestos claims filed against us in the future will be greater than projected; the risk that the cost of defending and settling current and future asbestos claims will be higher than projected, resulting in more rapid depletion of available insurance coverage and higher out-of-pocket costs; the possibility of additional insolvencies among insurance carriers; the risk that final resolution of allocation, coverage or other issues affecting available insurance coverage will result in lower insurance recoveries than forecast; the possibility that adverse jury verdicts could require us to pay damages in amounts greater than the amounts for which we now settle cases; and the risk that bankruptcies of other asbestos defendants may increase our costs in the future.

These or other factors could cause our actual liabilities to be materially higher, and our insurance recoveries to be materially lower, than those projected and recorded to date. If these or other factors cause us to determine that the assumptions used by NERA or Navigant Consulting in their latest projections are no longer reasonable, or if we determine that our asbestos exposure net of insurance recoveries for years after 2013 will be material, we may have to establish additional reserves relating to asbestos beyond the charges already taken, and the amount of these reserves may be material. We cannot estimate the amount of any such additional reserves at this time.

The reader should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

For a discussion of commitments and contingencies refer to Note 12 of the Notes to Consolidated Financial Statements.

Item 4.   Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures which, by their nature, can provide only reasonable assurance regarding management's control objectives.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer along with our Chief Financial Officer, on the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15, as of the end of the fiscal period covered by this report on Form 10-Q. Based upon that evaluation, each of our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us (including our consolidated subsidiaries) required to be included in our Exchange Act reports. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out our evaluation.

PART II - OTHER INFORMATION

GEORGIA-PACIFIC CORPORATION

April 3, 2004

Item 1. Legal Proceedings

The information contained in Note 12 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements filed as part of this Quarterly Report on Form 10-Q is incorporated herein by reference.

Item 6. Exhibits and Reports on Form 8-K

(a) Exhibits

Exhibit 3.2 - Bylaws, as amended to date. (1)

Exhibit 12 - Statement of Computation of Ratio of Earnings to Fixed Charges. (1)

Exhibit 23.1 - Consent of National Economic Research Associates (NERA). (1)

Exhibit 23.2 - Consent of Navigant Consulting. (1)

Exhibit 31.1 - Certification by Alston D. Correll, as Chairman and Chief Executive Officer of Georgia-Pacific Corporation, pursuant to § 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241). (1)

Exhibit 31.2 - Certification by Danny W. Huff, as Executive Vice President-Finance and Chief Financial Officer of Georgia-Pacific Corporation, pursuant to § 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241). (1)

Exhibit 32.1 - Certification by Alston D. Correll, as Chairman and Chief Executive Officer of Georgia-Pacific Corporation, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350). (1)

Exhibit 32.2 - Certification by Danny W. Huff, as Executive Vice President-Finance and Chief Financial Officer of Georgia-Pacific Corporation, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350). (1)

(b) Reports on Form 8-K

- On January 28, 2004, we filed a report on Form 8-K, which reported under Items 5 and 7 the issuance of a press release regarding the call of certain dentures.

- On January 29, 2004, we filed a report on Form 8-K, which reported under Items 5 and 7 the signing of a letter of intent, dated as of January 28, 2004, between Georgia-Pacific Corporation and KoCell, LLC, a wholly-owned subsidiary of Koch Industries, Inc. ("Koch") for Koch to acquire the Company's non-integrated fluff and market pulp operations and the issuance of a press release on January 29, 2004.

- On February 3, 2004, we filed a report on Form 8-K, which reported under Items 5 and 7 and reported the issuance of a press release regarding the declaration of quarterly dividend and which furnished (not filed) under Items 7 and 12 the press release entitled "Georgia-Pacific Reports Improved Fourth Quarter And Full Year 2003 Results" relating to the results of our fourth quarter ended January 3, 2004.

- On February 27, 2004, we filed a report on Form 8-K, which reported under Items 5 and 7 the issuance of a press release regarding the announcement of a definitive agreement between the Company and a subsidiary of Koch Industries, Inc.

- On March 3, 2004, we filed a report on Form 8-K, which reported under Items 5 and 7 the issuance of a press release regarding the call of certain dentures.

- On March 12, 2004, we filed a report on Form 8-K, which reported under Items 5 and 7 the issuance of a press release regarding the announcement of a definitive agreement to sell our building products distribution business.

- On March 17, 2004, we filed a report on Form 8-K, which reported under Items 5 and 7 the issuance of a press release regarding the call of certain dentures.

- On April 2, 2004, we filed a report on Form 8-K, which reported under Items 5 and 7 the issuance of a press release regarding the call of certain dentures.

(1)   Filed herewith via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 29, 2004

GEORGIA-PACIFIC CORPORATION
(Registrant)

by /s/ Danny W. Huff
    Danny W. Huff
    Executive Vice President - Finance
     and Chief Financial Officer

by /s/ James E. Terrell
    James E. Terrell,
    Vice President and Controller
    (Chief Accounting Officer)

GEORGIA-PACIFIC CORPORATION

INDEX TO EXHIBITS
FILED WITH THE QUARTERLY REPORT
ON FORM 10-Q FOR THE
QUARTER ENDED APRIL 3, 2004

Exhibit No.	Sequentially Numbered Description
3.2	Bylaws, as amended to date.
12	Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of National Economic Research Associates (NERA).
23.2	Consent of Navigant Consulting.
31.1	Certification by Alston D. Correll, as Chairman and Chief Executive Officer of Georgia-Pacific Corporation, pursuant to § 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241).
31.2	Certification by Danny W. Huff, as Executive Vice President-Finance and Chief Financial Officer of Georgia-Pacific Corporation, pursuant to § 302 of the Sarbanes-Oxley Act of 2002 (15 U.S.C. § 7241).
32.1	Certification by Alston D. Correll, as Chairman and Chief Executive Officer of Georgia-Pacific Corporation, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).
32.2	Certification by Danny W. Huff, as Executive Vice President-Finance and Chief Financial Officer of Georgia-Pacific Corporation, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).